As filed with the Securities and Exchange Commission on May 20, 2026

1933 Act File No. 333-294486

1940 Act File No. 811-03763

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 1
to

Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.	Exact name of Trust: Guggenheim Defined Portfolios, Series 2592
B.	Name of Depositor: Guggenheim Funds Distributors, LLC
C.	Complete address of Depositor’s principal executive offices:

227 West Monroe Street

Chicago, Illinois 60606

D.	Name and complete address of agents for service:

Guggenheim Funds Distributors, LLC

Attention: Amy Lee, Esq.

Vice President and Secretary

227 West Monroe Street

Chicago, Illinois 60606

Chapman and Cutler LLP

Attention: Eric F. Fess, Esq.

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

It is proposed that this filing will become effective (check appropriate box)

[ ]	immediately upon filing pursuant to paragraph (b)
[ ]	on (date) pursuant to paragraph (b)
[ ]	60 days after filing pursuant to paragraph (a)(1)
[ ]	on (date) pursuant to paragraph (a)(1) of rule 485
E.	Title of securities being registered: Units of fractional undivided beneficial interest.
F.	Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.
[X]	Check box if it is proposed that this filing will become effective on May 20, 2026 upon filing pursuant to Rule 487.

Guggenheim Defined Portfolios, Series 2592

Aberdeen Blue Chip International Portfolio, Series 10

Aberdeen Medical Science Innovation Portfolio, Series 12

Blue Chip Dividend Portfolio, Series 24

Blue Chip Growth Portfolio, Series 50

US Capital Strength Portfolio, Series 32

PROSPECTUS PART A DATED MAY 20, 2026

Portfolios containing securities selected by Guggenheim Funds
Distributors, LLC and for Aberdeen Blue Chip International Portfolio,
Series 10, and for Aberdeen Medical Science Innovation Portfolio, Series 12,
with the assistance of abrdn Inc.

The Securities and Exchange Commission has not
approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

INVESTMENT SUMMARY

Overview

Guggenheim Defined Portfolios, Series 2592 is a unit investment trust that consists of the Aberdeen Blue Chip International Portfolio, Series 10 (the “Blue Chip International Trust”), the Aberdeen Medical Science Innovation Portfolio, Series 12 (the “Medical Science Innovation Trust”), the Blue Chip Dividend Portfolio, Series 24 (the “Blue Chip Dividend Trust”), the Blue Chip Growth Portfolio, Series 50 (the “Blue Chip Growth Trust”) and the US Capital Strength Portfolio, Series 32 (the “US Capital Strength Trust”) (collectively referred to as the “trusts” and individually referred to as a “trust”). Guggenheim Funds Distributors, LLC (“Guggenheim Funds” or the “sponsor”) serves as the sponsor of the trusts.

The trusts are scheduled to terminate in approximately two years.

ABERDEEN BLUE CHIP INTERNATIONAL PORTFOLIO, SERIES 10

Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

Investment Objective

The Blue Chip International Trust seeks to provide capital appreciation.

Principal Investment Strategy

The trust aims to provide a portfolio of securities that the sponsor believes includes large, high quality companies from around the world. Under normal circumstances, the trust will invest at least 80% of the value of its assets in securities issued by non-U.S. blue chip companies. A blue chip company is a nationally recognized company with a long-term reputation for quality, reliability and financial strength. The trust will invest in common stocks, American Depositary Receipts and New York Registry Shares. New York Registry Shares are created by a U.S. registrar so that securities of companies incorporated in the Netherlands may be traded on a U.S. exchange. The trust intends to invest in large-capitalization securities but may also invest in mid-capitalization securities.

Under normal circumstances, at least three different countries around the world will be represented in the trust’s portfolio, including emerging market countries. The trust intends to invest primarily in U.S.-listed foreign securities and depositary receipts of foreign issuers, but may also invest in foreign securities listed on a foreign exchange. A company is considered to be a non-U.S. company if the company meets one or more of the following criteria:

•	the company is organized under the laws of a country outside the United States;
•	the company has its principal office in, or management is located in, a country outside the United States; and/or
•	the company has its principal securities trading market in a country outside the United States.

The sponsor has selected abrdn Inc. (“Aberdeen”) as portfolio consultant. Aberdeen will suggest securities for the portfolio that it believes possess the potential to achieve the trust’s investment objective and follow the trust’s principal investment strategies.

As a result of this strategy, the trust is concentrated in the financials sector and invests

2 Investment Summary

significantly in the information technology sector, and is concentrated in securities issued by companies located in Europe and Asia.

As of the date of deposit, this trust will hold a significant amount of its assets in large capitalization common stocks of companies located in Europe and Asia, including emerging markets.

Security Selection

The trust’s portfolio is constructed by the sponsor, with the assistance of Aberdeen, using the methodology described below:

Every potential company is evaluated using a quality assessment supported by a team-based approach and peer review process. The quality assessment covers each of the following five key factors: 1) the durability of the business model, 2) the attractiveness of the industry, 3) the strength of financials, 4) the capability of management, and 5) the most financially material environmental, social and governance (“ESG”) factors impacting a company. Examples of ESG factors considered include, but are not limited to, carbon emissions, climate risks, labor management, employee safety and corporate governance. The specific factors considered may vary depending on the type of company being evaluated. Not every ESG factor may be identified or evaluated for every investment. ESG characteristics are not the only factors considered and, as a result, the issuers in which the trust invests may not be issuers with favorable ESG characteristics or high ESG ratings. As ESG information is just one investment consideration, ESG considerations generally are not solely determinative in any investment decision made by Aberdeen.

When selecting portfolio securities to suggest to the sponsor, Aberdeen seeks to understand what is changing in companies, industries and markets but is not yet priced into the market or is being mispriced. Through fundamental research, supported by a global research presence and proprietary tools, Aberdeen seeks to identify companies whose quality and future prospects are not yet fully recognized by the market.

Future Trusts

The sponsor may create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately six months after the trust’s initial date of deposit (the “Inception Date”) and upon the trust’s termination. Each trust is designed to be part of a longer term strategy.

Essential Information
(as of the Inception Date)

Inception Date	May 20, 2026
Unit Price	$10.00
Termination Date	May 22, 2028
Distribution Date	25th day of each month
(commencing June 25, 2026, if any)
Record Date	15th day of each month
(commencing June 15, 2026, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts	40178R227
Fee Account Cash	40178R243

Reinvested Distributions
Standard Accounts	40178R235
Fee Account Reinvest	40178R250

Ticker	CBCIJX

Investment Summary 3

Portfolio Diversification

Approximate
Sector	Portfolio Percentage
Communication Services	2.99%
Consumer Discretionary	6.14
Consumer Staples	2.99
Energy	3.99
Financials	31.99
Health Care	11.01
Industrials	14.99
Information Technology	23.90
Materials	2.00
Total	100.00%

Country/Territory	Approximate
(Headquartered)	Portfolio Percentage
Canada	2.16%
China	2.99
Denmark	2.99
France	11.98
Germany	5.99
Great Britain	12.99
Hong Kong	3.99
India	3.00
Indonesia	2.00
Japan	20.93
Netherlands	9.85
Singapore	3.00
Sweden	3.00
Taiwan	4.99
Uruguay	2.15
Italy	2.99
Ireland	2.00
Brazil	3.00
Total	100.00%

Market	Approximate
Capitalization	Portfolio Percentage
Mid-Capitalization	2.00%
Large-Capitalization	98.00
Total	100.00%

Minimum Investment
All accounts	1 unit

Principal Risks

As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust’s investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities’ issuer or even perceptions of the issuer. Changes in legal, political, regulatory, tax and economic conditions may cause fluctuations in markets and securities prices, which could negatively impact the value of the trust. Additionally, events such as war, armed conflict, terrorism, natural and environmental disasters, the spread of infectious illnesses or other public health emergencies, recessions, economic sanctions, bank failures and political turbulence may adversely affect the economy, various markets and issuers. For example, the ongoing adversarial political climate in the United States, as well as political and diplomatic events both domestic and abroad, have had and may continue to have an adverse impact on the U.S. regulatory landscape, international trade relations, policies, markets and investor behavior, which could have a negative impact on the trust’s investments and operations. The economies of the United States and its trading partners, as well as the

4 Investment Summary

financial markets generally, may be adversely impacted by trade disputes, including the imposition of tariffs, and other matters. Ongoing armed conflicts between Russia and Ukraine in Europe and among the United States, Israel, Iran, Hamas, Hezbollah and other militant groups in the Middle East, have caused and could continue to cause significant market disruptions and volatility within the markets in Russia, Europe, the Middle East, the United States, and other nations. Such events may also disrupt global trade and supply chains, increase sanctions and other governmental actions, and contribute to volatility in oil and natural gas markets. Advancements in technology may also adversely impact markets and the overall performance of the trust. The complete economic impact of any such future event may be difficult or impossible to predict. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

•	Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of the securities in the trust will not decline and that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.
•	The trust is concentrated in the financial sector. As a result, the factors that impact the financial sector will likely have a greater effect on this trust than on a more broadly diversified trust. Companies in the financial sector include banks, insurance companies and investment firms. The profitability of companies in the financial sector is largely dependent upon the availability and cost of capital which may fluctuate significantly in response to changes in interest rates and general economic developments. Financial sector companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business.
•	The trust invests significantly in the information technology sector. As a result, the factors that impact the information technology sector will likely have a greater effect on this trust than on a more broadly diversified trust. Companies involved in this sector must contend with rapid changes in technology, intense competition, government regulation and the rapid obsolescence of products and services. Furthermore, sector predictions may not materialize and the companies selected for the trust may not represent the entire sector and may not participate in the overall sector growth.
•	The trust is concentrated in securities issued by European companies. As a result, political, economic or social developments in Europe may have a significant impact on the securities included in the trust. Furthermore, the European sovereign debt crisis and the related austerity

Investment Summary 5

measures in certain countries have had, and continue to have, a significant negative impact on the economies of certain European countries and their future economic outlooks.

•	The trust is concentrated in securities issued by Asian companies. As a result, political, economic or social developments in Asia may have a significant impact on the securities included in the trust. Certain Asian economies have experienced rapid growth and industrialization, while other Asian economies have experienced high inflation, high unemployment, currency devaluations and restrictions, and over-extension of credit. Many Asian countries are subject to political risk, including political instability, corruption and regional conflict with neighboring countries. In addition, many Asian countries are subject to social and labor risks associated with demands for improved political, economic and social conditions.
•	The trust invests in U.S.-listed foreign securities, American Depositary Receipt (“ADRs”) and New York Registry Shares. Investment in foreign securities presents additional risk. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. New York Registry Shares are created by a U.S. registrar so that securities of companies incorporated in the Netherlands may be traded on a U.S. exchange. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.
•	The trust invests in securities issued by companies located in countries considered to be emerging markets. Because their financial markets may be very small, prices of financial instruments in emerging market countries may be volatile and difficult to determine. Financial instruments of issuers in these countries may have lower overall liquidity than those of issuers in more developed countries. Financial and other reporting by companies and government entities also may be less reliable or difficult to obtain in emerging market countries. In addition, foreign investors are subject to a variety of special restrictions in many emerging market countries. Shareholder claims and regulatory actions that are available in the U.S. may be difficult or impossible to pursue in emerging market countries. Risks of investing in developing or emerging countries also include the possibility of investment and trading limitations, delays and disruptions in settlement transactions, market manipulation concerns, political uncertainties and dependence on international trade and development assistance.

6 Investment Summary

•	The trust considers ESG factors during its investment process. As a result, the trust may exclude securities of certain issuers for non-financial reasons and may forgo some market opportunities available to trusts that do not consider ESG factors. In addition, there is a risk that the companies do not operate as expected when addressing ESG issues or that the companies may not exhibit positive ESG characteristics. Furthermore, data availability and reporting with respect to ESG factors may not always be available or may become unreliable.
•	The trust may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. In addition, cybersecurity breaches of the trust’s third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches.
•	The trust is subject to risks arising from various operational factors and their service providers. Operational factors include, but not limited to, human error, processing and communication errors, errors of the trust’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Additionally, the trust may be subject to the risk that a service provider may not be willing or able to perform their duties as required or contemplated by their agreements with the trust. Although the trust seeks to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.
•	Inflation may lead to a decrease in the value of assets or income from investments.
•	The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security’s outlook, rating, market value or yield may have changed.

See “Investment Risks” in Part A of the prospectus and “Risk Factors” in Part B of the prospectus for additional information.

Who Should Invest

You should consider this investment if:

•	The trust represents only a portion of your overall investment portfolio;
•	The trust is part of a longer-term investment strategy that may include investment in subsequent portfolios, if available; and
•	The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

Investment Summary 7

You should not consider this investment if:

•	You are uncomfortable with the trust’s investment strategy;
•	You are uncomfortable with the risks of an unmanaged investment in securities; or
•	You are seeking capital preservation as a primary investment objective.

Fees and Expenses

The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (5)	100 Units
Initial sales fee
paid on purchase (1)	0.00%	$ 0.00
Deferred sales fee (2)	2.25	22.50
Creation and
development fee (3)	0.50	5.00
Maximum sales fees
(including creation
and development fee)	2.75%	$27.50

Estimated organization costs (4)
(amount per 100 units as a
percentage of the public
offering price)	0.5288%	$5.288

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (5)	100 Units
Trustee’s fee	0.1050%	$ 1.050
Sponsor’s supervisory fee	0.0300	0.300
Evaluator’s fee	0.0350	0.350
Bookkeeping and
administrative fee	0.0350	0.350
Estimated other trust
operating expenses (6)	0.0967	0.967

Total	0.3017%	$3.017

(1)	The initial sales fee provided above is based on the unit price on the Inception Date. The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is equal to the difference between the maximum sales charge and the sum of any remaining deferred sales charge and creation and development fee (“C&D Fee”). The percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. When the Public Offering Price per unit equals $10, there is no initial sales charge. If the price you pay for your units exceeds $10 per unit, you will pay an initial sales charge. Despite the variability of the initial sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee.
(2)	The deferred sales charge is a fixed dollar amount equal to $0.225 per unit and is deducted in monthly installments of $0.075 per unit on the last business day of December 2026 through February 2027. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 2.25% of the Public Offering Price unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 2.25% of the Public Offering Price. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments.
(3)	The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date. Units purchased after the close of the initial offering period do not pay the C&D Fee. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.75% of a unitholder’s initial investment.
(4)	Organization costs include the portfolio consulting fee paid to Aberdeen for its assistance in selecting the trust’s portfolio.
(5)	Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.
(6)	The estimated trust operating expenses are based upon an estimated trust size. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses include a licensing fee of 0.07% of the aggregate daily liquidation value of transactional sales made during the primary offering period paid by the trust to Aberdeen for the use

8 Investment Summary

of intellectual property owned by Aberdeen, but do not include brokerage costs and other transactional fees.

Example

This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year with the maximum sales fees, the trust’s operating expenses do not change and the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year	$ 360
3 years	772
5 years	1,209
10 years	2,202

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

See “Expenses of the Trust” in Part B of the prospectus for additional information.

Investment Summary 9

Trust Portfolio

Guggenheim Defined Portfolios, Series 2592
Aberdeen Blue Chip International Portfolio, Series 10
The Trust Portfolio as of the Inception Date, May 20, 2026

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	COMMON STOCKS (100.00%)
	Communication Services (2.99%)
TCEHY	Tencent Holdings, Limited (5)	2.99%	189	$ 58.6100	$ 11,077
	Consumer Discretionary (6.14%)
BABA	Alibaba Group Holding, Limited (5)	0.99	27	135.6400	3,662
HESAY	Hermes International SCA (5)	2.00	40	186.0000	7,440
MELI	MercadoLibre, Inc. (3)	2.15	5	1,594.8600	7,974
SMTOY	Sumitomo Electric Industries, Limited (5)	1.00	55	67.6200	3,719
	Consumer Staples (2.99%)
LRLCY	L’Oreal SA (5)	2.99	134	82.5800	11,066
	Energy (3.99%)
TTE	TotalEnergies SE (4)	3.99	159	92.9000	14,771
	Financials (31.99%)
AAGIY	AIA Group, Limited (5)	3.00	254	43.6700	11,092
BOLSY	B3 SA - Brasil Bolsa Balcao (5)	3.00	1,168	9.5000	11,096
PBCRY	Bank Central Asia Tbk PT (5)	2.00	873	8.4800	7,403
DBSDY	DBS Group Holdings, Limited (5)	3.00	58	191.3400	11,098
DBOEY	Deutsche Boerse AG (5)	4.00	498	29.7300	14,806
HDB	HDFC Bank Ltd (5)	3.00	458	24.2600	11,111
ISNPY	Intesa Sanpaolo SpA (5)	2.99	288	38.4900	11,085
LSEGY	London Stock Exchange Group PLC (5)	4.00	470	31.4700	14,791
MFG	Mizuho Financial Group, Inc. (5)	3.00	1,277	8.6900	11,097
TKOMY	Tokio Marine Holdings, Inc. (5)	4.00	296	50.0600	14,818
	Health Care (11.01%)
ARGX	Argenx SE (3) (5)	3.02	14	797.7700	11,169
AZN	AstraZeneca PLC (4)	2.99	60	184.6400	11,078
CHGCY	Chugai Pharmaceutical Company, Limited (5)	3.00	446	24.8700	11,092
HLN	Haleon PLC (5)	2.00	804	9.2000	7,397
	Industrials (14.99%)
ATLKY	Atlas Copco AB (5)	3.00	610	18.1900	11,096
DSDVY	DSV A/S (5)	2.99	95	116.4900	11,067
EXPGY	Experian PLC (5)	2.00	204	36.3200	7,409
RELX	RELX PLC (5)	2.00	220	33.5800	7,388
SBGSY	Schneider Electric SE (5)	3.00	188	59.1700	11,124
WEGRY	Weir Group PLC (5)	2.00	449	16.4800	7,400

10 Investment Summary

Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 2592
Aberdeen Blue Chip International Portfolio, Series 10
The Trust Portfolio as of the Inception Date, May 20, 2026

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	COMMON STOCKS (continued)
	Information Technology (23.90%)
ATEYY	Advantest Corporation (5)	1.99%	45	$ 163.5800	$ 7,361
ASMIY	ASM International NV (5)	2.89	11	970.8700	10,680
ASML	ASML Holding NV (5)	3.94	10	1,459.4400	14,594
CNSWF	Constellation Software, Inc. (4)	2.16	4	1,994.3800	7,978
DSCSY	Disco Corporation (5)	2.00	192	38.5200	7,396
IFNNY	Infineon Technologies AG (5)	1.99	98	75.1600	7,366
KYCCF	Keyence Corporation (4)	3.94	31	471.0000	14,601
TSM	Taiwan Semiconductor Manufacturing
	Company, Limited (5)	4.99	47	392.6100	18,453
	Materials (2.00%)
SHECY	Shin-Etsu Chemical Company, Limited (5)	2.00	336	22.0100	7,395

					$ 370,150

(1)	All securities are represented entirely by contracts to purchase securities, which were entered into by the trust on the trust’s inception date. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.
(2)	Valuation of securities was performed as of the Evaluation Time on May 19, 2026. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share. For foreign securities traded on a foreign exchange, if any, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

The following footnotes only apply when noted.

(3)	Non-income producing security.
(4)	U.S.-listed foreign security based on the country of incorporation, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.
(5)	American Depositary Receipt (“ADR”)/Global Depositary Receipt (“GDR”)/CHESS Depositary Interest (“CDI”)/New York Registry Share.
(6)	Foreign security listed on a foreign exchange, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.
(7)	Common stock of a real estate investment trust (“REIT”).
(8)	Common stock of a master limited partnership (“MLP”).

Investment Summary 11

ABERDEEN MEDICAL SCIENCE INNOVATION PORTFOLIO, SERIES 12

Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

Investment Objective

The Medical Science Innovation Trust seeks to maximize total return through capital appreciation.

Principal Investment Strategy

Under normal circumstances, the trust will invest at least 80% of the value of its assets in medical science companies that the sponsor believes are innovative. A company will be deemed to be a medical science company if, at the time an investment is made in the company, 50% or more of such company’s sales, earnings or assets arise from or are dedicated to healthcare products or services or medical technology activities. Innovative medical science companies are companies considered to be developing novel products to address medical needs. The trust seeks to select innovative medical science companies that may benefit from one or more of the trends positively impacting the health care industry. The U.S. listed common stocks held by the trust may include the common stocks of U.S. and non-U.S. companies. The foreign securities that may be held by the trust may include American Depositary Receipts (“ADRs”). The trust may invest in companies of any market capitalization.

The sponsor has partnered with abrdn Inc. (“Aberdeen”) as portfolio consultant. Aberdeen will suggest securities for the portfolio that it believes possess the potential to achieve the trust’s investment objective.

As a result of this strategy, the trust is concentrated in the health care industry.

As of the date of deposit, this trust will hold a significant amount of its assets in common stocks of U.S. and non-U.S. companies of small-, mid-and large-capitalizations.

Security Selection

The sponsor, with the assistance of Aberdeen selects companies that it believes are innovative medical science companies that may benefit from one or more of the trends positively impacting the health care industry. The selection process begins with the universe of health care companies. The universe is then reduced by considering factors such as, but not limited to:

•	Valuation – whether a company may be attractively valued by reviewing metrics such as discounted cash flow, peak sales multiples, and market penetration models.
•	Catalysts – whether a company may increase in value from a scientific, clinical, regulatory or commercial event.
•	Novel Products – whether a company is expected to produce differentiated products and services relative what is available.
•	Attractive Health Care Subsectors –whether the company is in a subsector that may address the developing needs of patients.

Future Trusts

The sponsor may create future trusts that follow the same general investment strategy. One such trust is expected to be available

12 Investment Summary

approximately six months after the trust’s initial date of deposit (the “Inception Date”) and upon the trust’s termination. Each trust is designed to be part of a longer term strategy.

Essential Information
(as of the Inception Date)
Inception Date	May 20, 2026
Unit Price	$10.00
Termination Date	May 22, 2028
Distribution Date	25th day of each month
(commencing June 25, 2026, if any)
Record Date	15th day of each month
(commencing June 15, 2026, if any)

CUSIP Numbers
Cash Distributions
Standard Accounts	40178R268
Fee Account Cash	40178R284
Reinvested Distributions
Standard Accounts	40178R276
Fee Account Reinvest	40178R292

Ticker	CTMELX

Portfolio Diversification

Approximate
Sector	Portfolio Percentage
Health Care	100.00%
Total	100.00%

Country/Territory	Approximate
(Headquartered)	Portfolio Percentage
Denmark	1.68%
Great Britain	1.63
Ireland	5.00
Switzerland	3.34
United States	88.35
Total	100.00%

Market	Approximate
Capitalization	Portfolio Percentage
Small-Capitalization	45.04%
Mid-Capitalization	28.27
Large-Capitalization	26.69
Total	100.00%

Minimum Investment
All accounts	1 unit

Principal Risks

As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust’s investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities’ issuer or even perceptions of the issuer. Changes in legal, political, regulatory, tax and economic conditions may cause fluctuations in markets and securities prices, which could negatively impact the value of the trust. Additionally, events such as war, armed conflict, terrorism, natural and environmental disasters, the spread of infectious illnesses or other public health emergencies, recessions, economic sanctions, bank failures and political turbulence may adversely affect the economy, various markets and issuers. For example, the ongoing adversarial political climate in the

Investment Summary 13

United States, as well as political and diplomatic events both domestic and abroad, have had and may continue to have an adverse impact on the U.S. regulatory landscape, international trade relations, policies, markets and investor behavior, which could have a negative impact on the trust’s investments and operations. The economies of the United States and its trading partners, as well as the financial markets generally, may be adversely impacted by trade disputes, including the imposition of tariffs, and other matters. Ongoing armed conflicts between Russia and Ukraine in Europe and among the United States, Israel, Iran, Hamas, Hezbollah and other militant groups in the Middle East, have caused and could continue to cause significant market disruptions and volatility within the markets in Russia, Europe, the Middle East, the United States, and other nations. Such events may also disrupt global trade and supply chains, increase sanctions and other governmental actions, and contribute to volatility in oil and natural gas markets. Advancements in technology may also adversely impact markets and the overall performance of the trust. The complete economic impact of any such future event may be difficult or impossible to predict. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

•	Because the trust invests in innovative medical science companies, the trust is concentrated in the health care sector. As a result, the factors that impact the health care sector will likely have a greater effect on this trust than on a more broadly diversified trust. General risks of companies in the health care sector include extensive competition, generic drug sales, the loss of patent protection, product liability litigation and increased government regulation. Innovative medical science companies attempt to develop novel products to address medical needs. The research and development costs of bringing new products to market are substantial, and there is no guarantee that the product will ever come to market. Health care companies seeking government approval for medical products and services may have losses and may not offer proposed products for several years, if at all.
•	The trust invests in U.S.-listed foreign securities and in an American Depositary Receipt (“ADR”). The trust’s investment in U.S.-listed foreign securities and in an ADR presents additional risk. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to

14 Investment Summary

certain industries or differing legal and/or accounting standards.

•	The trust invests in securities issued by small- and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.
•	Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of the securities in the trust will not decline and that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.
•	The trust may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. In addition, cybersecurity breaches of the trust’s third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches.
•	The trust is subject to risks arising from various operational factors and their service providers. Operational factors include, but not limited to, human error, processing and communication errors, errors of the trust’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Additionally, the trust may be subject to the risk that a service provider may not be willing or able to perform their duties as required or contemplated by their agreements with the trust. Although the trust seeks to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.
•	Inflation may lead to a decrease in the value of assets or income from investments.
•	The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security’s outlook, market value or yield may have changed.

See “Investment Risks” in Part A of the prospectus and “Risk Factors” in Part B of the prospectus for additional information.

Investment Summary 15

Who Should Invest

You should consider this investment if:

•	The trust represents only a portion of your overall investment portfolio;
•	The trust is part of a longer-term investment strategy that may include investment in subsequent portfolios, if available; and
•	The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

You should not consider this investment if:

•	You are uncomfortable with the trust’s investment strategy;
•	You are uncomfortable with the risks of an unmanaged investment in securities; or
•	You are seeking capital preservation as a primary investment objective.

Fees and Expenses

The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (5)	100 Units
Initial sales fee
paid on purchase (1)	0.00%	$ 0.00
Deferred sales fee (2)	2.25	22.50
Creation and
development fee (3)	0.50	5.00
Maximum sales fees
(including creation
and development fee)	2.75%	$27.50
Estimated organization costs (4)
(amount per 100 units as a
percentage of the public
offering price)	0.6637%	$6.637

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (5)	100 Units
Trustee’s fee	0.1050%	$1.050
Sponsor’s supervisory fee	0.0300	0.300
Evaluator’s fee	0.0350	0.350
Bookkeeping and
administrative fee	0.0350	0.350
Estimated other trust
operating expenses (6)	0.1120	1.120

Total	0.3170%	$3.170

(1)	The initial sales fee provided above is based on the unit price on the Inception Date. The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is equal to the difference between the maximum sales charge and the sum of any remaining deferred sales charge and creation and development fee (“C&D Fee”). The percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. When the Public Offering Price per unit equals $10, there is no initial sales charge. If the price you pay for your units exceeds $10 per unit, you will pay an initial sales charge. Despite the variability of the initial sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee.
(2)	The deferred sales charge is a fixed dollar amount equal to $0.225 per unit and is deducted in monthly installments of $0.075 per unit on the last business day of December 2026 through February 2027. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 2.25% of the Public Offering Price unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed

16 Investment Summary

2.25% of the Public Offering Price. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments.

(3)	The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date. Units purchased after the close of the initial offering period do not pay the C&D Fee. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.75% of a unitholder’s initial investment.
(4)	Organization costs include the portfolio consulting fee paid to Aberdeen for its assistance in selecting the trust’s portfolio.
(5)	Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.
(6)	The estimated trust operating expenses are based upon an estimated trust size. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses include a licensing fee of 0.07% of the aggregate daily liquidation value of transactional sales made during the primary offering period paid by the trust to Aberdeen for the use of intellectual property owned by Aberdeen, but do not include brokerage costs and other transactional fees.

Example

This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year with the maximum sales fees, the trust’s operating expenses do not change and the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year	$ 375
3 years	805
5 years	1,260
10 years	2,291

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

See “Expenses of the Trust” in Part B of the prospectus for additional information.

Investment Summary 17

Trust Portfolio

Guggenheim Defined Portfolios, Series 2592
Aberdeen Medical Science Innovation Portfolio, Series 12
The Trust Portfolio as of the Inception Date, May 20, 2026

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	COMMON STOCKS (100.00%)
	Health Care (100.00%)
ABT	Abbott Laboratories	1.67%	32	$ 88.8200	$ 2,842
ABBV	AbbVie, Inc.	1.63	13	213.7600	2,779
ACHC	Acadia Healthcare Company, Inc. (3)	1.67	114	24.9200	2,841
APGE	Apogee Therapeutics, Inc. (3)	1.66	36	78.2700	2,818
RCUS	Arcus Biosciences, Inc. (3)	1.67	125	22.7500	2,844
ARQT	Arcutis Biotherapeutics, Inc. (3)	1.66	145	19.5000	2,828
ARWR	Arrowhead Pharmaceuticals, Inc. (3)	1.68	39	73.1800	2,854
SPRY	ARS Pharmaceuticals, Inc. (3)	1.66	395	7.1700	2,832
ASND	Ascendis Pharma A/S (3) (4)	1.68	12	237.9800	2,856
AZN	AstraZeneca PLC (4)	1.63	15	184.6400	2,770
AVTX	Avalo Therapeutics, Inc. (3)	1.67	174	16.2700	2,831
BDX	Becton Dickinson & Company	1.64	19	146.9500	2,792
BCRX	BioCryst Pharmaceuticals, Inc. (3)	1.67	323	8.7700	2,833
BSX	Boston Scientific Corporation (3)	1.67	50	56.8100	2,841
CRNX	Crinetics Pharmaceuticals, Inc. (3)	1.66	81	34.9400	2,830
CVS	CVS Health Corporation	1.66	30	94.1800	2,825
DHR	Danaher Corporation	1.67	17	167.0400	2,840
DNLI	Denali Therapeutics, Inc. (3)	1.66	156	18.1100	2,825
DXCM	Dexcom, Inc. (3)	1.65	42	66.9500	2,812
EWTX	Edgewise Therapeutics, Inc. (3)	1.66	90	31.4300	2,829
LLY	Eli Lilly & Company	1.80	3	1,021.4100	3,064
EYPT	EyePoint, Inc. (3)	1.67	240	11.8200	2,837
GEHC	GE HealthCare Technologies, Inc.	1.67	46	61.5800	2,833
WGS	GeneDx Holdings Corporation (3)	1.66	67	42.1300	2,823
HTFL	HeartFlow, Inc. (3)	1.68	107	26.6000	2,846
HIMS	Hims & Hers Health, Inc. (3)	1.66	126	22.4400	2,827
HUM	Humana, Inc.	1.64	9	310.5500	2,795
ICLR	ICON PLC (3) (4)	1.67	25	113.5500	2,839
IDXX	IDEXX Laboratories, Inc. (3)	1.61	5	546.4900	2,732
IMVT	Immunovant, Inc. (3)	1.67	108	26.2900	2,839
INSM	Insmed, Inc. (3)	1.64	26	107.4100	2,793
PODD	Insulet Corporation (3)	1.64	18	154.6100	2,783
ISRG	Intuitive Surgical, Inc. (3)	1.56	6	441.5800	2,649
IONS	Ionis Pharmaceuticals, Inc. (3)	1.65	38	73.8400	2,806
JAZZ	Jazz Pharmaceuticals PLC (3) (4)	1.67	12	237.4500	2,849
KRYS	Krystal Biotech, Inc. (3)	1.72	10	293.3000	2,933
LH	Labcorp Holdings, Inc.	1.64	11	253.6900	2,791

18 Investment Summary

Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 2592
Aberdeen Medical Science Innovation Portfolio, Series 12
The Trust Portfolio as of the Inception Date, May 20, 2026

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	COMMON STOCKS (continued)
	Health Care (continued)
MCK	McKesson Corporation	1.79%	4	$ 761.8900	$ 3,048
MDT	Medtronic PLC (4)	1.66	36	78.5800	2,829
MRK	Merck & Company, Inc.	1.68	25	114.2400	2,856
MLYS	Mineralys Therapeutics, Inc. (3)	1.67	109	26.0300	2,837
NVS	Novartis AG (5)	1.68	19	150.4400	2,858
NUVL	Nuvalent, Inc. (3)	1.66	28	101.0000	2,828
OCS	Oculis Holding AG (3) (4)	1.66	101	27.9600	2,824
PVLA	Palvella Therapeutics, Inc. (3)	1.67	26	109.2000	2,839
PSNL	Personalis, Inc. (3)	1.66	402	7.0400	2,830
PRAX	Praxis Precision Medicines, Inc. (3)	1.70	9	320.6100	2,885
DGX	Quest Diagnostics, Inc.	1.68	15	190.3900	2,856
RGEN	Repligen Corporation (3)	1.66	26	108.5200	2,822
RVMD	Revolution Medicines, Inc. (3)	1.65	19	147.3000	2,799
SGMT	Sagimet Biosciences, Inc. (3)	1.66	433	6.5400	2,832
SYK	Stryker Corporation	1.68	9	317.7500	2,860
SNDX	Syndax Pharmaceuticals, Inc. (3)	1.66	146	19.3600	2,827
TSHA	Taysha Gene Therapies, Inc. (3)	1.66	546	5.1850	2,831
THC	Tenet Healthcare Corporation (3)	1.69	15	191.4000	2,871
UTHR	United Therapeutics Corporation (3)	1.67	5	566.8000	2,834
UNH	UnitedHealth Group, Inc.	1.60	7	389.2400	2,725
PCVX	Vaxcyte, Inc. (3)	1.66	58	48.7800	2,829

Investment Summary 19

Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 2592
Aberdeen Medical Science Innovation Portfolio, Series 12
The Trust Portfolio as of the Inception Date, May 20, 2026

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	COMMON STOCKS (continued)
	Health Care (continued)
WAT	Waters Corporation (3)	1.76%	9	$ 333.2600	$ 2,999
ZTS	Zoetis, Inc.	1.67	36	78.9200	2,841
					$ 170,121

(1)	All securities are represented entirely by contracts to purchase securities, which were entered into by the trust on the trust’s inception date. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.
(2)	Valuation of securities was performed as of the Evaluation Time on May 19, 2026. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share. For foreign securities traded on a foreign exchange, if any, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

The following footnotes only apply when noted.

(3)	Non-income producing security.
(4)	U.S.-listed foreign security based on the country of incorporation, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.
(5)	American Depositary Receipt (“ADR”)/Global Depositary Receipt (“GDR”)/CHESS Depositary Interest (“CDI”)/New York Registry Share.
(6)	Foreign security listed on a foreign exchange, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.
(7)	Common stock of a real estate investment trust (“REIT”).
(8)	Common stock of a master limited partnership (“MLP”).

20 Investment Summary

BLUE CHIP DIVIDEND PORTFOLIO, SERIES 24

Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

Investment Objective

The Blue Chip Dividend Trust seeks to provide above average dividend income coupled with the potential for long-term capital appreciation.

Principal Investment Strategy

Under normal circumstances, the trust will invest at least 80% of the value of its assets in dividend-paying securities of blue chip companies. A blue chip company is a nationally recognized company with a long-term reputation for quality, reliability and financial strength. The trust consists of a portfolio of securities that the sponsor believes are large-cap, high quality U.S.-traded dividend-paying securities that have historically paid above average dividend income. The sponsor believes that dividends are often a good indicator of a corporation’s current financial condition and may signal management’s belief in a profitable future for the corporation. The U.S.-traded common stocks held by the trust may include the common stocks of U.S. and non-U.S. companies. The trust may also invest in real estate investment trusts.

As a result of this strategy, the trust is concentrated in the information technology sector.

As of the date of deposit, the trust will hold a significant amount of its assets in dividend paying large-capitalization U.S. and non-U.S. common stocks.

Security Selection

The sponsor selects U.S.-traded companies that it believes should be core holdings of a diversified dividend-paying portfolio. To select the portfolio the sponsor follows a disciplined process which includes a qualitative financial analysis.

The sponsor begins with a universe of all dividend-paying equity securities currently traded in the United States as of the security selection date. The sponsor then reduces the universe by sorting companies based on their indicated dividend yields and excluding those in the bottom 20% per sector. From this sub-universe of companies, the sponsor identifies companies for inclusion in the portfolio through a qualitative financial analysis which is based on, but not limited to, the following factors:

•	Profitability & Growth. The sponsor favors profitable companies with consistent profit margin expansion and prospects for above average growth of dividends, sales and earnings.
•	Cash-flow Adequacy. The sponsor favors companies with recent earnings, operating and free cash-flow higher than the dividends paid over the last/trailing 12 months.
•	Balance Sheet Strength. The sponsor favors companies that possess overall financial strength and exhibit balance sheet improvements relative to their peers and the marketplace.
•	Valuation. The sponsor favors companies whose valuations appear to be attractive based on measures such as price-to-earnings, price-to-book and price to cash-flow.

Investment Summary 21

•	Industry Leadership. The sponsor favors companies that possess a strong competitive position among their domestic and global peers. Examples of a strong competitive position include, but are not limited to, possessing proprietary technology or processes, a brand strength, network effects, superior management or an absolute cost advantage.

From the remaining universe, the sponsor selects a final portfolio of dividend-paying securities by selecting the most attractive candidates, as determined by the sponsor, from each sector for expected performance and risk, while maintaining diversification with limits on sector and market capitalization.

Future Trusts

The sponsor may create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately three months after the trust’s initial date of deposit (the “Inception Date”) and upon the trust’s termination. Each trust is designed to be part of a longer term strategy.

Essential Information
(as of the Inception Date)

Inception Date	May 20, 2026
Unit Price	$10.00
Termination Date	May 22, 2028
Distribution Date	25th day of each month
(commencing June 25, 2026, if any)
Record Date	15th day of each month
(commencing June 15, 2026, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts	40178R300
Fee Account Cash	40178R326

Reinvested Distributions
Standard Accounts	40178R318
Fee Account Reinvest	40178R334

Ticker	CBCDYX

Portfolio Diversification

Approximate
Sector	Portfolio Percentage
Communication Services	13.23%
Consumer Discretionary	10.05
Consumer Staples	3.31
Energy	3.29
Financials	13.20
Health Care	9.99
Industrials	6.60
Information Technology	36.95
Materials	3.38
Total	100.00%

Country/Territory	Approximate
(Headquartered)	Portfolio Percentage
Ireland	6.66%
Switzerland	3.30
United States	90.04
Total	100.00%

22 Investment Summary

Market	Approximate
Capitalization	Portfolio Percentage
Large-Capitalization	100.00%
Total	100.00%

Minimum Investment
All accounts	1 unit

Principal Risks

As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust’s investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities’ issuer or even perceptions of the issuer. Changes in legal, political, regulatory, tax and economic conditions may cause fluctuations in markets and securities prices, which could negatively impact the value of the trust. Additionally, events such as war, armed conflict, terrorism, natural and environmental disasters, the spread of infectious illnesses or other public health emergencies, recessions, economic sanctions, bank failures and political turbulence may adversely affect the economy, various markets and issuers. For example, the ongoing adversarial political climate in the United States, as well as political and diplomatic events both domestic and abroad, have had and may continue to have an adverse impact on the U.S. regulatory landscape, international trade relations, policies, markets and investor behavior, which could have a negative impact on the trust’s investments and operations. The economies of the United States and its trading partners, as well as the financial markets generally, may be adversely impacted by trade disputes, including the imposition of tariffs, and other matters. Ongoing armed conflicts between Russia and Ukraine in Europe and among the United States, Israel, Iran, Hamas, Hezbollah and other militant groups in the Middle East, have caused and could continue to cause significant market disruptions and volatility within the markets in Russia, Europe, the Middle East, the United States, and other nations. Such events may also disrupt global trade and supply chains, increase sanctions and other governmental actions, and contribute to volatility in oil and natural gas markets. Advancements in technology may also adversely impact markets and the overall performance of the trust. The complete economic impact of any such future event may be difficult or impossible to predict. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
•	Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of the securities in the trust will not decline and that the issuers of the securities will declare dividends in the future and, if declared, whether they

Investment Summary 23

will remain at current levels or increase over time.

•	The trust invests in dividend-paying securities. The trust’s investment in dividend-paying securities could cause the trust to underperform similar funds that invest without consideration of a company’s track record of paying dividends. Securities of companies with a history of paying dividends may not participate in a broad market advance to the same degree as most other securities, and a sharp rise in interest rates or economic downturn could cause a company to unexpectedly reduce or eliminate its dividend. There is no guarantee that the issuers of the securities held by the trust will declare dividends in the future or that, if declared, they will remain at their current levels or increase over time.
•	The trust is concentrated in the information technology sector. As a result, the factors that impact the information technology sector will likely have a greater effect on this trust than on a more broadly diversified trust. Companies involved in this sector must contend with rapid changes in technology, intense competition, government regulation and the rapid obsolescence of products and services. Furthermore, sector predictions may not materialize and the companies selected for the trust may not represent the entire sector and may not participate in the overall sector growth.
•	The trust invests in U.S.-listed foreign securities. Investment in foreign securities presents additional risk. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.
•	The trust may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. In addition, cybersecurity breaches of the trust’s third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches.
•	The trust is subject to risks arising from various operational factors and their service providers. Operational factors include, but not limited to, human error, processing and communication errors, errors of the trust’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or

24 Investment Summary

systems failures. Additionally, the trust may be subject to the risk that a service provider may not be willing or able to perform their duties as required or contemplated by their agreements with the trust. Although the trust seeks to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

•	Inflation may lead to a decrease in the value of assets or income from investments.
•	The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security’s outlook, market value or yield may have changed.

See “Investment Risks” in Part A of the prospectus and “Risk Factors” in Part B of the prospectus for additional information.

Who Should Invest

You should consider this investment if:

•	The trust represents only a portion of your overall investment portfolio;
•	The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio; and
•	The trust is part of a longer-term investment strategy that may include investment in subsequent trusts, if available.

You should not consider this investment if:

•	You are uncomfortable with the trust’s investment strategy;
•	You are uncomfortable with the risks of an unmanaged investment in securities; or
•	You want capital preservation as a primary investment objective.

Fees and Expenses

The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (4)	100 Units
Initial sales fee
paid on purchase (1)	0.00%	$ 0.00
Deferred sales fee (2)	2.25	22.50
Creation and
development fee (3)	0.50	5.00
Maximum sales fees
(including creation
and development fee)	2.75%	$27.50
Estimated organization costs
(amount per 100 units as
a percentage of the public
offering price)	0.0733%	$0.733

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (4)	100 Units
Trustee’s fee	0.1050%	$1.050
Sponsor’s supervisory fee	0.0300	0.300
Evaluator’s fee	0.0350	0.350
Bookkeeping and
administrative fee	0.0350	0.350
Estimated other trust
operating expenses (5)	0.0051	0.051

Total	0.2101%	$2.101

Investment Summary 25

(1)	The initial sales fee provided above is based on the unit price on the Inception Date. The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is equal to the difference between the maximum sales charge and the sum of any remaining deferred sales charge and creation and development fee (“C&D Fee”). The percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. When the Public Offering Price per unit equals $10, there is no initial sales charge. If the price you pay for your units exceeds $10 per unit, you will pay an initial sales charge. Despite the variability of the initial sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee.
(2)	The deferred sales charge is a fixed dollar amount equal to $0.225 per unit and is deducted in monthly installments of $0.075 per unit on the last business day of September 2026 through November 2026. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 2.25% of the Public Offering Price unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 2.25% of the Public Offering Price. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments.
(3)	The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. Units purchased after the close of the initial offering period do not pay the C&D Fee. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.75% of a unitholder’s initial investment.
(4)	Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.
(5)	The estimated trust operating expenses are based upon an estimated trust size. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

Example

This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year with the maximum sales fees, the trust’s operating expenses do not change and the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year	$ 304
3 years	650
5 years	1,019
10 years	1,862

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

See “Expenses of the Trust” in Part B of the prospectus for additional information.

26 Investment Summary

Trust Portfolio

Guggenheim Defined Portfolios, Series 2592
Blue Chip Dividend Portfolio, Series 24
The Trust Portfolio as of the Inception Date, May 20, 2026

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	COMMON STOCKS (100.00%)
	Communication Services (13.23%)
T	AT&T, Inc.	3.33%	200	$ 24.9800	$ 4,996
META	Meta Platforms, Inc.	3.22	8	602.6100	4,821
VZ	Verizon Communications, Inc.	3.34	105	47.7400	5,013
DIS	Walt Disney Company	3.34	49	102.2900	5,012
	Consumer Discretionary (10.05%)
BKNG	Booking Holdings, Inc.	3.30	32	154.5400	4,945
HD	Home Depot, Inc.	3.43	17	302.4400	5,141
TJX	TJX Companies, Inc.	3.32	33	150.6800	4,972
	Consumer Staples (3.31%)
PEP	PepsiCo, Inc.	3.31	33	150.3700	4,962
	Energy (3.29%)
CVX	Chevron Corporation	3.29	25	197.2500	4,931
	Financials (13.20%)
CB	Chubb, Limited (4)	3.30	15	330.1300	4,952
ICE	Intercontinental Exchange, Inc.	3.29	32	154.1100	4,932
PNC	PNC Financial Services Group, Inc.	3.27	23	213.2700	4,905
USB	US Bancorp	3.34	94	53.3000	5,010
	Health Care (9.99%)
ABBV	AbbVie, Inc.	3.28	23	213.7600	4,916
BMY	Bristol-Myers Squibb Company	3.35	86	58.3100	5,015
MDT	Medtronic PLC (4)	3.36	64	78.5800	5,029
	Industrials (6.60%)
NOC	Northrop Grumman Corporation	3.34	9	556.3400	5,007
WM	Waste Management, Inc.	3.26	22	222.3400	4,891
	Information Technology (36.95%)
ACN	Accenture PLC (4)	3.30	28	176.8000	4,950
AAPL	Apple, Inc.	3.39	17	298.9700	5,082
AVGO	Broadcom, Inc.	3.29	12	411.0700	4,933
CSCO	Cisco Systems, Inc.	3.31	43	115.3800	4,961
IBM	International Business Machines Corporation	3.26	22	222.3300	4,891
INTU	Intuit, Inc.	3.47	13	399.7100	5,196
MSFT	Microsoft Corporation	3.34	12	417.4200	5,009
MSI	Motorola Solutions, Inc.	3.46	13	398.7300	5,183
NVDA	NVIDIA Corporation	3.39	23	220.6100	5,074
ORCL	Oracle Corporation	3.39	28	181.4600	5,081
CRM	Salesforce, Inc.	3.35	28	179.4200	5,024

Investment Summary 27

Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 2592
Blue Chip Dividend Portfolio, Series 24
The Trust Portfolio as of the Inception Date, May 20, 2026

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	COMMON STOCKS (continued)
	Materials (3.38%)
LIN	Linde PLC (4)	3.38%	10	$ 506.0700	$ 5,061
					$ 149,895

(1)	All securities are represented entirely by contracts to purchase securities, which were entered into by the trust on the trust’s inception date. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.
(2)	Valuation of the securities was performed as of the Evaluation Time on May 19, 2026. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share. For foreign securities traded on a foreign exchange, if any, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

The following footnotes only apply when noted.

(3)	Non-income producing security.
(4)	U.S.-listed foreign security based on the country of incorporation, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.
(5)	American Depositary Receipt (“ADR”)/Global Depositary Receipt (“GDR”)/CHESS Depositary Interest (“CDI”)/New York Registry Share.
(6)	Foreign security listed on a foreign exchange, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.
(7)	Common stock of a real estate investment trust (“REIT”).
(8)	Common stock of a master limited partnership (“MLP”).

28 Investment Summary

BLUE CHIP GROWTH PORTFOLIO, SERIES 50

Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

Investment Objective

The Blue Chip Growth Trust seeks to provide total return through capital appreciation and dividend income.

Principal Investment Strategy

Under normal circumstances, the trust will invest at least 80% of the value of its assets in large-cap equity securities. The trust aims to provide a portfolio of securities that the sponsor believes includes large, high quality U.S. growth companies. The U.S.-listed common stocks held by the trust may include the common stocks of U.S. and non-U.S. companies. The trust may invest in real estate investment trusts. The sponsor believes that companies that exhibit strong growth characteristics may demonstrate an ability to accelerate revenues, returns and profits. This acceleration, relative to a firm’s peer group, usually reflects an innovative product or service, an expanding geographic operating footprint, or a competitive advantage enabling the firm to capture additional market share. However, there can be no assurance that any security held by the trust will meet the trust objective.

As a result of this strategy, the trust is concentrated in the information technology sector.

As of the date of deposit, this trust will hold a significant amount of its assets in the common stock of large-capitalization U.S. and non-U.S. growth companies.

Security Selection

The trust’s portfolio is constructed by the sponsor using the methodology described below:

•	Begin with an initial universe of all U.S.-listed growth securities.
•	Focus on factors including, but not limited to:
•	Valuation. The sponsor favors companies whose valuations appear to be attractive based on measures such as price-to-earnings, price-to-book and price-to-cash flow.
•	Growth. The sponsor may screen for companies with a history of (and prospects for) above average growth of dividends, sales and earnings.
•	Profitability. The sponsor may screen for companies with a history of consistent and high profitability as measured by return-on-assets, return-on equity, gross margin and net margin.
•	Industry leadership. The sponsor favors companies that possess a strong competitive position among their domestic and global peers.
•	Balance sheet. The sponsor favors companies that possess

Investment Summary 29

overall financial strength and exhibit balance sheet improvements relative to their peers and the marketplace.

•	Cash-flow adequacy. The sponsor favors companies with recent earnings and operating cash-flow significantly higher than the dividends paid as of the company’s most recent financial reporting period.
•	Select a portfolio of securities from the remaining universe by selecting the most attractive candidates, as determined by the sponsor, from each sector for expected performance and risk, while maintaining diversification with limits on sector and market capitalization.

Future Trusts

The sponsor may create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately three months after the trust’s initial date of deposit (the “Inception Date”) and upon the trust’s termination. Each trust is designed to be part of a longer term strategy.

Essential Information
(as of the Inception Date)
Inception Date	May 20, 2026
Unit Price	$10.00
Termination Date	May 22, 2028
Distribution Date	25th day of each month
(commencing June 25, 2026, if any)
Record Date	15th day of each month
(commencing June 15, 2026, if any)
CUSIP Numbers
Cash Distributions
Standard Accounts	40178R342
Fee Accounts Cash	40178R367
Reinvested Distribution
Standard Accounts	40178R359
Fee Accounts Reinvest	40178R375
Ticker	CBCHZX

Portfolio Diversification

Approximate
Sector	Portfolio Percentage
Communication Services	13.24%
Consumer Discretionary	9.93
Consumer Staples	3.54
Financials	6.69
Health Care	6.57
Industrials	6.72
Information Technology	53.31
Total	100.00%

Country/Territory	Approximate
(Headquartered)	Portfolio Percentage
Australia	3.31%
Great Britain	3.31
Ireland	3.37
Sweden	3.33
United States	86.68
Total	100.00%

Market	Approximate
Capitalization	Portfolio Percentage
Large-Capitalization	100.00%
Total	100.00%

Minimum Investment
All accounts	1 unit

30 Investment Summary

Principal Risks

As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust’s investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities’ issuer or even perceptions of the issuer. Changes in legal, political, regulatory, tax and economic conditions may cause fluctuations in markets and securities prices, which could negatively impact the value of the trust. Additionally, events such as war, armed conflict, terrorism, natural and environmental disasters, the spread of infectious illnesses or other public health emergencies, recessions, economic sanctions, bank failures and political turbulence may adversely affect the economy, various markets and issuers. For example, the ongoing adversarial political climate in the United States, as well as political and diplomatic events both domestic and abroad, have had and may continue to have an adverse impact on the U.S. regulatory landscape, international trade relations, policies, markets and investor behavior, which could have a negative impact on the trust’s investments and operations. The economies of the United States and its trading partners, as well as the financial markets generally, may be adversely impacted by trade disputes, including the imposition of tariffs, and other matters. Ongoing armed conflicts between Russia and Ukraine in Europe and among the United States, Israel, Iran, Hamas, Hezbollah and other militant groups in the Middle East, have caused and could continue to cause significant market disruptions and volatility within the markets in Russia, Europe, the Middle East, the United States, and other nations. Such events may also disrupt global trade and supply chains, increase sanctions and other governmental actions, and contribute to volatility in oil and natural gas markets. Advancements in technology may also adversely impact markets and the overall performance of the trust. The complete economic impact of any such future event may be difficult or impossible to predict. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
•	Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of the securities in the trust will not decline and that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.
•	The trust invests in “growth” stocks. Growth stocks are issued by companies which, based upon their higher than average price/book ratios,

Investment Summary 31

are expected to experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole. Securities of growth companies may be more volatile than other stocks. If the perception of a company’s growth potential is not realized, the securities purchased may not perform as expected, reducing the trust’s return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, “growth” stocks may perform differently from the market as a whole and other types of securities.

•	The trust is concentrated in the information technology sector. As a result, the factors that impact the information technology sector will likely have a greater effect on this trust than on a more broadly diversified trust. Companies involved in this sector must contend with rapid changes in technology, intense competition, government regulation and the rapid obsolescence of products and services. Furthermore, sector predictions may not materialize and the companies selected for the trust may not represent the entire sector and may not participate in the overall sector growth.
•	The trust invests in U.S.-listed foreign securities. Investment in foreign securities presents additional risk. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.
•	The trust may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. In addition, cybersecurity breaches of the trust’s third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches.
•	The trust is subject to risks arising from various operational factors and their service providers. Operational factors include, but not limited to, human error, processing and communication errors, errors of the trust’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Additionally, the trust may be subject to the risk that a service provider may not be willing or able to perform their duties as required or contemplated by their agreements with the trust. Although the trust seeks to reduce these operational risks

32 Investment Summary

through controls and procedures, there is no way to completely protect against such risks.

•	Inflation may lead to a decrease in the value of assets or income from investments.
•	The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security’s outlook, market value or yield may have changed.

See “Investment Risks” in Part A of the prospectus and “Risk Factors” in Part B of the prospectus for additional information.

Who Should Invest

You should consider this investment if:

•	The trust represents only a portion of your overall investment portfolio;
•	The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio; and
•	The trust is part of a longer term investment strategy that may include investment in subsequent portfolios, if available.

You should not consider this investment if:

•	You are uncomfortable with the trust’s investment strategy;
•	You are uncomfortable with the risks of an unmanaged investment in securities;
•	You are seeking capital preservation as a primary investment objective; or
•	You are seeking a short-term investment or an investment to be used as a trading vehicle.

Fees and Expenses

The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (4)	100 Units
Initial sales fee
paid on purchase (1)	0.00%	$ 0.00
Deferred sales fee (2)	2.25	22.50
Creation and
development fee (3)	0.50	5.00

Maximum sales fees
(including creation
and development fee)	2.75%	$27.50
Estimated organization costs
(amount per 100 units as
a percentage of the public
offering price)	0.0712%	$0.712

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (4)	100 Units
Trustee’s fee	0.1050%	$1.050
Sponsor’s supervisory fee	0.0300	0.300
Evaluator’s fee	0.0350	0.350
Bookkeeping and
administrative fee	0.0350	0.350
Estimated other trust
operating expenses (5)	0.0050	0.050

Total	0.2100%	$2.100

(1)	The initial sales fee provided above is based on the unit price on the Inception Date. The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is equal to the difference between the maximum sales charge and the sum of any remaining deferred sales charge and creation and development fee (“C&D Fee”). The percentage and dollar amount of the initial sales fee

Investment Summary 33

will vary as the unit price varies and after deferred fees begin. When the Public Offering Price per unit equals $10, there is no initial sales charge. If the price you pay for your units exceeds $10 per unit, you will pay an initial sales charge. Despite the variability of the initial sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee.

(2)	The deferred sales charge is a fixed dollar amount equal to $0.225 per unit and is deducted in monthly installments of $0.075 per unit on the last business day of September 2026 through November 2026. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 2.25% of the Public Offering Price unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 2.25% of the Public Offering Price. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments.
(3)	The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. Units purchased after the close of the initial offering period do not pay the C&D Fee. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.75% of a unitholder’s initial investment.
(4)	Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.
(5)	The estimated trust operating expenses are based upon an estimated trust size. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

Example

This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year with the maximum sales fees, the trust’s operating expenses do not change and the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year	$ 304
3 years	650
5 years	1,019
10 years	1,861

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

See “Expenses of the Trust” in Part B of the prospectus for additional information.

34 Investment Summary

Trust Portfolio

Guggenheim Defined Portfolios, Series 2592
Blue Chip Growth Portfolio, Series 50
The Trust Portfolio as of the Inception Date, May 20, 2026

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	COMMON STOCKS (100.00%)
	Communication Services (13.24%)
GOOGL	Alphabet, Inc.	3.34%	16	$ 387.6600	$ 6,203
META	Meta Platforms, Inc.	3.25	10	602.6100	6,026
NFLX	Netflix, Inc. (3)	3.32	69	89.3300	6,164
SPOT	Spotify Technology SA (3) (4)	3.33	14	441.5900	6,182
	Consumer Discretionary (9.93%)
AMZN	Amazon.com, Inc. (3)	3.35	24	259.3400	6,224
ORLY	O’Reilly Automotive, Inc. (3)	3.32	67	91.9200	6,159
TSLA	Tesla, Inc. (3)	3.26	15	404.1100	6,062
	Consumer Staples (3.54%)
COST	Costco Wholesale Corporation	3.54	6	1,094.3200	6,566
	Financials (6.69%)
AON	Aon PLC (4)	3.31	19	323.6600	6,150
V	Visa, Inc.	3.38	19	329.9100	6,268
	Health Care (6.57%)
LLY	Eli Lilly & Company	3.30	6	1,021.4100	6,128
VRTX	Vertex Pharmaceuticals, Inc. (3)	3.27	14	434.3100	6,080
	Industrials (6.72%)
TT	Trane Technologies PLC (4)	3.37	14	448.0100	6,272
WM	Waste Management, Inc.	3.35	28	222.3400	6,226
	Information Technology (53.31%)
APH	Amphenol Corporation	3.34	52	119.2000	6,198
AAPL	Apple, Inc.	3.38	21	298.9700	6,278
APP	AppLovin Corporation (3)	3.34	13	476.9000	6,200
ANET	Arista Networks, Inc. (3)	3.36	44	141.5800	6,230
TEAM	Atlassian Corporation (3)	3.31	71	86.6200	6,150
ADSK	Autodesk, Inc. (3)	3.29	25	244.1600	6,104
AVGO	Broadcom, Inc.	3.32	15	411.0700	6,166
INTU	Intuit, Inc.	3.23	15	399.7100	5,996
LRCX	Lam Research Corporation	3.39	23	273.3800	6,288
MSFT	Microsoft Corporation	3.37	15	417.4200	6,261
NVDA	NVIDIA Corporation	3.33	28	220.6100	6,177
ORCL	Oracle Corporation	3.32	34	181.4600	6,170
PLTR	Palantir Technologies, Inc. (3)	3.35	46	135.2600	6,222
NOW	ServiceNow, Inc. (3)	3.35	61	101.8300	6,212

Investment Summary 35

Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 2592
Blue Chip Growth Portfolio, Series 50
The Trust Portfolio as of the Inception Date, May 20, 2026

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	COMMON STOCKS (continued)
	Information Technology (continued)
SNOW	Snowflake, Inc. (3)	3.29%	36	$ 169.5500	$ 6,104
WDAY	Workday, Inc. (3)	3.34	48	129.3400	6,208
					$ 185,674

(1)	All securities are represented entirely by contracts to purchase securities, which were entered into by the trust on the trust’s inception date. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.
(2)	Valuation of securities was performed as of the Evaluation Time on May 19, 2026. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share. For foreign securities traded on a foreign exchange, if any, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

The following footnotes only apply when noted.

(3)	Non-income producing security.
(4)	U.S.-listed foreign security based on the country of incorporation, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.
(5)	American Depositary Receipt (“ADR”)/Global Depositary Receipt (“GDR”)/CHESS Depositary Interest (“CDI”)/New York Registry Share.
(6)	Foreign security listed on a foreign exchange, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.
(7)	Common stock of a real estate investment trust (“REIT”).
(8)	Common stock of a master limited partnership (“MLP”).

36 Investment Summary

US CAPITAL STRENGTH PORTFOLIO, SERIES 32

Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

Investment Objective

The US Capital Strength Trust seeks to provide total return through capital appreciation.

Principal Investment Strategy

Under normal circumstances, the trust will invest at least 80% of the value of its assets in common stocks of U.S. companies. The trust invests in a portfolio of U.S. companies that the sponsor believes have had strong valuations, returns on capital and balance sheets. To determine whether a company has an attractive valuation, the sponsor compares valuation metrics against the selected company’s peer group. Strong returns on capital are evidenced by the company’s return on capital compared to the selected company's peer group. Companies with strong balance sheets are typically those entities that are less levered than their peers. However, there can be no assurance that the trust's investment strategy will identify companies that will perform well in the future. The U.S.-listed common stock held by the trust may include the common stock of U.S. and non-U.S. companies. The trust may also invest in real estate investment trusts.

As a result of this strategy, the trust invests significantly in the consumer products sector and the industrials sector.

As of the date of deposit, this trust will hold a significant amount of its assets in common stocks of mid- and large-capitalization U.S. companies.

Security Selection

The trust’s portfolio is constructed by the sponsor using the methodology described below:

•	Begin with U.S. companies that trade on a major exchange.
•	Review companies for historical return on equity and overall debt levels versus the overall market or industry peers.
•	Identify the largest 30% of companies and select companies from each sector that appear to be attractive based upon strong valuations, returns on capital and balance sheets, and that also display expected growth and meet the intended risk outlook.
•	The final portfolio aims to maintain diversification with limits on sector and style concentrations.

Future Trusts

The sponsor may create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately six months after the trust’s initial date of deposit (the “Inception Date”) and upon the trust’s termination. Each trust is designed to be part of a longer term strategy.

Investment Summary 37

Essential Information
(as of the Inception Date)
Inception Date	May 20, 2026
Unit Price	$10.00
Termination Date	May 22, 2028
Distribution Date	25th day of each month
(commencing June 25, 2026, if any)
Record Date	15th day of each month
(commencing June 15, 2026, if any)
CUSIP Numbers

Cash Distributions
Standard Accounts	40178R383
Fee Account Cash	40178R409
Reinvested Distributions
Standard Accounts	40178R391
Fee Account Reinvest	40178R417
Ticker	CUCAGX

Portfolio Diversification

Approximate
Sector	Portfolio Percentage
Communication Services	3.45%
Consumer Discretionary	16.73
Consumer Staples	6.81
Energy	3.32
Financials	13.30
Health Care	9.90
Industrials	26.48
Information Technology	16.73
Materials	3.28
Total	100.00%

Country/Territory	Approximate
(Headquartered)	Portfolio Percentage
Ireland	3.42%
Switzerland	3.36
United States	93.22
Total	100.00%

Market	Approximate
Capitalization	Portfolio Percentage
Mid-Capitalization	13.34%
Large-Capitalization	86.66
Total	100.00%

Minimum Investment
All accounts	1 unit

Principal Risks

As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust’s investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities’ issuer or even perceptions of the issuer. Changes in legal, political, regulatory, tax and economic conditions may cause fluctuations in markets and securities prices, which could negatively impact the value of the trust. Additionally, events such as war, armed conflict, terrorism, natural and environmental disasters, the spread of infectious illnesses or other public health emergencies, recessions, economic sanctions, bank failures and political turbulence may adversely affect the economy, various markets and issuers. For example, the ongoing adversarial political climate in the United States, as well as political and diplomatic events both domestic and abroad, have had and may continue to have an adverse impact on the U.S. regulatory landscape, international trade relations, policies, markets and investor behavior, which could have a negative impact on the trust’s investments and operations. The economies of the United States and its trading partners, as well as the financial markets generally, may be adversely

38 Investment Summary

impacted by trade disputes, including the imposition of tariffs, and other matters. Ongoing armed conflicts between Russia and Ukraine in Europe and among the United States, Israel, Iran, Hamas, Hezbollah and other militant groups in the Middle East, have caused and could continue to cause significant market disruptions and volatility within the markets in Russia, Europe, the Middle East, the United States, and other nations. Such events may also disrupt global trade and supply chains, increase sanctions and other governmental actions, and contribute to volatility in oil and natural gas markets. Advancements in technology may also adversely impact markets and the overall performance of the trust. The complete economic impact of any such future event may be difficult or impossible to predict. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

•	Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of the securities in the trust will not decline and that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.
•	The trust invests significantly in the consumer products sector. As a result, the factors that impact the consumer products sector will likely have a greater effect on this trust than on a more broadly diversified trust. General risks of companies in the consumer products sector include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. A weak economy and its effect on consumer spending would adversely affect companies in the consumer products sector.
•	The trust is concentrated in the industrials sector. As a result, the factors that impact the industrials sector will likely have a greater effect on this trust than on a more broadly diversified trust. Industrials companies are affected by various factors, including the general state of the economy, exchange rates, commodity prices, intense competition, consolidation, domestic and international politics, government regulation, import controls, excess capacity, consumer demand and spending trends. In addition, industrials companies may also be significantly affected by overall capital spending levels, economic cycles, rapid technological changes, delays in modernization, labor relations, environmental liabilities, governmental and product liability and e-commerce initiatives.
•	The trust invests in securities issued by small- and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more

Investment Summary 39

vulnerable to adverse general market or economic developments.

•	The trust may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. In addition, cybersecurity breaches of the trust’s third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches.
•	The trust is subject to risks arising from various operational factors and their service providers. Operational factors include, but not limited to, human error, processing and communication errors, errors of the trust’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Additionally, the trust may be subject to the risk that a service provider may not be willing or able to perform their duties as required or contemplated by their agreements with the trust. Although the trust seeks to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.
•	Inflation may lead to a decrease in the value of assets or income from investments.
•	The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security’s outlook, market value or yield may have changed.

See “Investment Risks” in Part A of the prospectus and “Risk Factors” in Part B of the prospectus for additional information.

Who Should Invest

You should consider this investment if:

•	The trust represents only a portion of your overall investment portfolio;
•	The trust is part of a longer-term investment strategy that may include investment in subsequent portfolios, if available; and
•	The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

You should not consider this investment if:

•	You are uncomfortable with the trust’s investment strategy;
•	You are uncomfortable with the risks of an unmanaged investment in securities; or
•	You want high current income or capital preservation.

40 Investment Summary

Fees and Expenses

The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (4)	100 Units
Initial sales fee
paid on purchase (1)	0.00%	$ 0.00
Deferred sales fee (2)	2.25	22.50
Creation and
development fee (3)	0.50	5.00
Maximum sales fees
(including creation
and development fee)	2.75%	$27.50
Estimated organization costs
(amount per 100 units as
a percentage of the public
offering price)	0.0566%	$0.566
	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (4)	100 Units
Trustee’s fee	0.1050%	$1.050
Sponsor’s supervisory fee	0.0300	0.300
Evaluator’s fee	0.0350	0.350
Bookkeeping and
administrative fee	0.0350	0.350
Estimated other trust
operating expenses (5)	0.0042	0.042

Total	0.2092%	$2.092

(1)	The initial sales fee provided above is based on the unit price on the Inception Date. The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is equal to the difference between the maximum sales charge and the sum of any remaining deferred sales charge and creation and development fee (“C&D Fee”). The percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. When the Public Offering Price per unit equals $10, there is no initial sales charge. If the price you pay for your units exceeds $10 per unit, you will pay an initial sales charge. Despite the variability of the initial sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee.
(2)	The deferred sales charge is a fixed dollar amount equal to $0.225 per unit and is deducted in monthly installments of $0.075 per unit on the last business day of December 2026 through February 2027. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 2.25% of the Public Offering Price unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 2.25% of the Public Offering Price. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments.
(3)	The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date. Units purchased after the close of the initial offering period do not pay the C&D Fee. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.75% of a unitholder’s initial investment.
(4)	Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.
(5)	The estimated trust operating expenses are based upon an estimated trust size. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

Investment Summary 41

Example

This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year with the maximum sales fees, the trust’s operating expenses do not change and the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year	$ 302
3 years	646
5 years	1,013
10 years	1,851

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

See “Expenses of the Trust” in Part B of the prospectus for additional information.

42 Investment Summary

Trust Portfolio

Guggenheim Defined Portfolios, Series 2592
US Capital Strength Portfolio, Series 32
The Trust Portfolio as of the Inception Date, May 20, 2026

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	COMMON STOCKS (100.00%)
	Communication Services (3.45%)
META	Meta Platforms, Inc.	3.45%	9	$ 602.6100	$ 5,423
	Consumer Discretionary (16.73%)
AMZN	Amazon.com, Inc.(3)	3.30	20	259.3400	5,187
BKNG	Booking Holdings, Inc.	3.34	34	154.5400	5,254
MCD	McDonald’s Corporation	3.40	19	280.8000	5,335
ORLY	O’Reilly Automotive, Inc.(3)	3.33	57	91.9200	5,239
TJX	TJX Companies, Inc.	3.36	35	150.6800	5,274
	Consumer Staples (6.81%)
COST	Costco Wholesale Corporation	3.48	5	1,094.3200	5,472
WMT	Walmart, Inc.	3.33	39	134.2000	5,234
	Energy (3.32%)
DVN	Devon Energy Corporation	3.32	105	49.6900	5,217
	Financials (13.30%)
CB	Chubb Ltd (4)	3.36	16	330.1300	5,282
JPM	JPMorgan Chase & Company	3.39	18	295.7000	5,323
MA	Mastercard, Inc.	3.19	10	499.7000	4,997
V	Visa, Inc.	3.36	16	329.9100	5,279
	Health Care (9.90%)
ABT	Abbott Laboratories	3.33	59	88.8200	5,240
DXCM	Dexcom, Inc.(3)	3.32	78	66.9500	5,222
LLY	Eli Lilly & Company	3.25	5	1,021.4100	5,107
	Industrials (26.48%)
AME	AMETEK, Inc.	3.38	24	221.2800	5,311
CTAS	Cintas Corporation	3.29	30	172.2000	5,166
GD	General Dynamics Corporation	3.25	15	340.1400	5,102
PH	Parker-Hannifin Corporation	3.26	6	852.5600	5,115
RSG	Republic Services, Inc.	3.28	24	214.9700	5,159
ROL	Rollins, Inc.	3.32	97	53.7400	5,213
TT	Trane Technologies PLC (4)	3.42	12	448.0100	5,376
UNP	Union Pacific Corporation	3.28	19	271.5600	5,160
	Information Technology (16.73%)
ANET	Arista Networks, Inc.(3)	3.33	37	141.5800	5,238
ADSK	Autodesk, Inc.(3)	3.27	21	244.1600	5,127
MSFT	Microsoft Corporation	3.45	13	417.4200	5,426
NVDA	NVIDIA Corporation	3.37	24	220.6100	5,295
NOW	ServiceNow, Inc.(3)	3.31	51	101.8300	5,193

Investment Summary 43

Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 2592
US Capital Strength Portfolio, Series 32
The Trust Portfolio as of the Inception Date, May 20, 2026

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	COMMON STOCKS (continued)
	Materials (3.28%)
ECL	Ecolab, Inc.	3.28%	21	$ 245.7300	$ 5,160
					$ 157,126

(1)	All securities are represented entirely by contracts to purchase securities, which were entered into by the trust on the trust’s inception date. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.
(2)	Valuation of securities was performed as of the Evaluation Time on May 19, 2026. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share. For foreign securities traded on a foreign exchange, if any, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

The following footnotes only apply when noted.

(3)	Non-income producing security.
(4)	U.S.-listed foreign security based on the country of incorporation, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.
(5)	American Depositary Receipt (“ADR”)/Global Depositary Receipt (“GDR”)/CHESS Depositary Interest (“CDI”)/New York Registry Share.
(6)	Foreign security listed on a foreign exchange, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.
(7)	Common stock of a real estate investment trust (“REIT”).
(8)	Common stock of a master limited partnership (“MLP”).

44 Investment Summary

UNDERSTANDING YOUR INVESTMENTS

How to Buy Units

You can buy units of your trust on any business day by contacting your financial professional. Public offering prices of units are available daily on the Internet at www.guggenheiminvestments.com. The unit price includes:

•	the value of the securities,
•	organization costs,
•	the maximum sales fee (which includes an initial sales fee, if applicable, a deferred sales fee and the creation and development fee), and
•	cash and other net assets in the portfolio.

We often refer to the purchase price of units as the “offer price” or the “Public Offering Price.” We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

Value of the Securities. The sponsor serves as the evaluator of your trust (the “evaluator”). We cause the trustee to determine the value of the securities as of the close of the New York Stock Exchange on each day that the exchange is open (the “Evaluation Time”).

Pricing the Securities. The value of securities is generally determined by using the last sale price for securities traded on a national or foreign securities exchange or the NASDAQ Stock Market. In some cases we will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a security is not principally traded on a national or foreign securities exchange or the NASDAQ Stock Market, or if the market quotes are unavailable or inappropriate.

If applicable, the trustee or its designee will value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market prices if the market quotes are unavailable or inappropriate.

The trustee determined the initial prices of the securities shown in “Trust Portfolio” for your trust in this prospectus. Such prices were determined as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, the portfolio consulting fee, if applicable, and the initial fees and expenses of the trustee. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor. The estimated organization costs shown under the “Investment Summary – Fees and Expenses” section for each trust are based upon an estimated trust size. Because certain of the organization costs are fixed amounts, if a trust does not reach such

Understanding Your Investments 45

estimated size, the actual amount of organization costs may exceed the estimated amounts. However, the sponsor has agreed to cap the organization costs so that you will not pay more than 0.80% of the public offering price ($8.00 per 100 units) in organization costs.

Transactional Sales Fee. You pay a fee when you buy units. We refer to this fee as the “transactional sales fee.” The transactional sales fee for a trust typically has only a deferred component of 2.25% of the Public Offering Price, based on a $10 unit. This percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies.

The transactional sales fee does not include the C&D Fee which is described in “Fees and Expenses” in Part A of the prospectus and under “Expenses of the Trust” in Part B of the prospectus.

Initial Sales Fee. On the date of deposit, the trusts do not charge an initial sales fee. However, you will be charged an initial sales fee if you purchase your units after the first deferred sales fee payment has been assessed or if the price you pay for your units exceeds $10 per unit. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee (2.75% of the Public Offering Price) and the sum of the maximum remaining deferred sales fee and the C&D Fee (initially $0.275 per unit). The dollar amount and percentage amount of the initial sales fee will vary over time.

Deferred Sales Fee. We defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.225 per unit). You pay any remaining deferred sales fee when you sell or redeem units. The trusts may sell securities to meet the trusts’ obligations with respect to the deferred sales fee. Thus, no assurance can be given that a trust will retain its present size and composition for any length of time.

In limited circumstances and only if deemed in the best interests of unitholders, the sponsor may delay the payment of the deferred sales fee from the dates listed under “Fees and Expenses.”

When you purchase units of your trust, if your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, the sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units by providing you with additional units.

Advisory and Fee Accounts. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed (a “Fee Account”).

This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of your trust or receive cash distributions. We reserve the right to limit or

46 Understanding Your Investments

deny purchases of units not subject to the transactional sales fee by investors whose frequent trading activity we determine to be detrimental to your trust. We, as sponsor, will receive and you will pay the C&D Fee. See “Expenses of the Trust” in Part B of the prospectus for additional information.

Employees. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of Guggenheim Funds and its affiliates, or by employees of selling firms, their affiliates and their family members (spouses, children under the age of 21 living in the same household and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount. All employee discounts are subject to the policies of the related selling firm, including any eligibility limitations enforced by the selling firm.

Certain Self-Directed Brokerage Platforms. Eligible purchases of units through E*TRADE and/or any other Morgan Stanley self-directed brokerage platform will be executed at the public offering price less the portion of the transactional sales fee that would be paid to distribution firms. You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D fee. This discount applies during the initial offering period and in the secondary market.

Dividend Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

See “Purchase, Redemption and Pricing of Units” in Part B of the prospectus for more information regarding buying units.

How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid is 2.00% of the Public Offering Price per unit.

Eligible dealer firms and other selling agents that sell units of Guggenheim Funds unit trusts in the primary market to financial intermediaries other than the sponsor are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust’s prospectus. For this volume concession, Investment Grade Corporate Trust 3-7 Year, Short Duration High Yield Trust and Select Quality Municipal Portfolio are designated as “Fixed Income Trusts” and all other Guggenheim Funds unit trusts are designated as “Equity Trusts.” Sales of units from the following Guggenheim Funds unit trust strategies will not count toward this volume concession: Advisory Series: Guggenheim Investment Grade Corporate Trust 3-7 Year; Advisory Series: Investment Grade Corporate 3-7 Year Trust; Blue Chip Growth Portfolio

Understanding Your Investments 47

CDA; ARK Early Stage Disruptors Portfolio, CDA; Dow 50 Value Dividend Portfolio, CDA; Kensho Space Exploration & Innovation Portfolio, CDA and S&P Dividend Aristocrats Select 25 Strategy Portfolio, CDA. Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of eligible Guggenheim Funds unit investment trusts to financial intermediaries other than the sponsor in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

	Additional	Additional
	Concession	Concession for
Total Sales	for Equity	Fixed Income
(in millions)	Trust Units	Trust Units
$25 but less
than $100	0.035%	0.035%
$100 but less
than $150	0.050%	0.050%
$150 but less
than $250	0.075%	0.075%
$250 but less
than $1,000	0.100%	0.100%
$1,000 but less
than $5,000	0.125%	0.100%
$5,000 but less
than $7,500	0.150%	0.100%
$7,500 or more	0.175%	0.100%

Dealer firms or other selling agents deemed to be an underwriter for a Fixed Income Trust will not be eligible to receive the above sales concession on the underwritten units for that trust. However, Fixed Income Trust units sold in an underwriting to financial intermediaries other than the sponsor will be included in the total sales calculation when determining the appropriate sales concession level for the dealer firm or other selling agent. Please see the respective Fixed Income Trust’s prospectus for more information.

To the extent a dealer firm or other selling agent collects from the sponsor onboarding or due diligence fees associated with the onboarding of a Guggenheim Funds unit investment trust, the sponsor may determine that such fees will reduce the amount of the additional sales concession paid to that firm or agent.

Eligible unit trusts include Fixed Income Trusts and Equity Trusts sold in the primary market to financial intermediaries other than the sponsor. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume concessions. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

Guggenheim Funds reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

In addition to the concessions described above, the sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to the trusts to their customers.

Other Compensation and Benefits to Broker-Dealers. The sponsor, at its own expense and out of its own profits, may provide

48 Understanding Your Investments

additional compensation and benefits to broker-dealers who sell shares of units of your trust and other Guggenheim products. This compensation is intended to result in additional sales of Guggenheim products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Guggenheim products by the intermediary or its agents, the placing of Guggenheim products on a preferred or recommended product list, access to an intermediary’s personnel, and other factors.

The sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the sponsor’s products. The sponsor may make such payments to many intermediaries that sell Guggenheim products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

Payments of such additional compensation, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend a Guggenheim product, including your trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional’s responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amounts set forth in your “Trust Portfolio” on the initial deposit of securities into your trust.

See “Purchase, Redemption and Pricing of Units” in Part B of the prospectus for additional information.

How to Sell Your Units

You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.guggenheiminvestments.com or through your financial professional. We often refer to the sale price of units as the “liquidation price.” You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the

Understanding Your Investments 49

trustee will redeem units and the price at which the sponsor may repurchase units include organization costs. After such period, the amount paid will not include such organization costs. If units of a trust are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

Selling Units. We do not intend to but may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the Public Offering Price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

Redeeming Units. You may also be able to redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see “Purchase, Redemption and Pricing of Units–Redemption” in Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors’ Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

If you redeem your units, the trustee will generally send you a payment for your units no later than two business days after it receives all necessary documentation. At the sponsor’s discretion, certain redemptions may be made by an in-kind distribution of the securities underlying the units in lieu of cash.

You can generally request an in-kind distribution of the securities underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units, and you have held your units through the end of the initial offering period. This option is generally available only for securities traded and held in the United States and is not available within 30 business days of a trust’s termination. We may modify or discontinue this option at any time without notice.

For more complete information regarding selling or redeeming your units, see “Purchase, Redemption and Pricing of Units” in Part B of the prospectus.

Distributions

Dividends. Your trust generally pays dividends from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

•	reinvest distributions in additional units of your trust at no fee, or
•	receive distributions in cash.

You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment

50 Understanding Your Investments

program, the trustee will automatically reinvest your distributions into additional units at their net asset value two business days prior to the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

Distributions will be made from the Income and Capital Accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of your trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of your trust.

In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or default on interest payments, trust expenses change or as a result of changes in a trust’s portfolio.

Reinvest in Your Trust. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the “Investment Summary” section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.

Reports. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust’s activity and certain tax information. Annual reports for 2022 and future years will not be distributed by the trustee in paper form. The annual reports are posted to the sponsor’s website (www.guggenheiminvestments.com) in the UIT Literature link and retrievable by CUSIP. You may also request one be sent to you by calling the sponsor at 800-621-9944. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

See “Administration of the Trust” in Part B of the prospectus for additional information.

Portfolio Consultant. Aberdeen has been selected by the sponsor to serve as the portfolio consultant for the Blue Chip International Trust and the Medical Science Innovation Trust. As portfolio consultant, Aberdeen will assist the sponsor with the selection of the trusts’ portfolio. For its service as portfolio consultant, Aberdeen will be paid by the Blue Chip International Trust and the Medical Science Innovation Trust a fee of 0.10%, of the aggregate daily liquidation value of transactional sales made during the primary offering period at the close of the initial offering period. To calculate this fee, the liquidation price for each day of the primary offering period is multiplied by number of units subject to a transactional sales charge created on that day. Once this amount is calculated for each day of the primary offering period, the amounts are added together and then multiplied by the fee percentage. While the sponsor is

Understanding Your Investments 51

responsible for supervising the trust’s portfolio, neither the sponsor nor the portfolio consultant manage the trust.

The portfolio consultant is not an affiliate of the sponsor. The portfolio consultant may use the list of securities included in your trust portfolio in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The portfolio consultant may recommend or effect transactions in the securities included in your trust. This may have an adverse effect on the prices of the securities included in your trust. This also may have an impact on the price your trust pays for the securities and the price received upon unit redemptions or trust termination. The portfolio consultant may act as agent or principal in connection with the purchase and sale of securities, including the securities included in your trust. The portfolio consultant’s research department may receive compensation based on commissions generated by research and/or sales of units.

You should note that the selection criteria was applied to the securities for inclusion in your trust prior to the Inception Date. After this time, the securities included in your trust may no longer meet the selection criteria. Should a security no longer meet the selection criteria, we will generally not remove the security from your trust. In offering the units to the public, neither the sponsor nor any broker-dealers are recommending any of the individual securities but rather the entire pool of securities in your trust, taken as a whole, which are represented by the units.

Investment Risks

All investments involve risk. This section describes the main risks that can impact the value of the securities in your trust. You should understand these risks before you invest. You could lose some or all of your investment in your trust. Recently, equity markets have experienced significant volatility. If the value of the securities in your trust falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

Market risk. Market risk is the risk that a particular security in a trust, a trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

•	General securities markets movements;
•	Changes in the financial condition of an issuer or a sector;
•	Changes in perceptions about an issuer or a sector;
•	Interest rates and inflation;
•	Governmental policies and litigation; and
•	Purchases and sales of securities by a trust.

Changes in legal, political, regulatory, tax and economic conditions may cause fluctuations in markets and securities prices, which could negatively impact the value of the trusts. Additionally, events such as war, armed conflict, terrorism, natural and environmental disasters, the spread of infectious illnesses or other public health emergencies, recessions, economic sanctions, bank failures and political turbulence may adversely affect the economy, various markets and issuers. For example, the ongoing adversarial political climate in the United States, as well as political and diplomatic events both domestic and abroad, have had and may continue

52 Understanding Your Investments

to have an adverse impact on the U.S. regulatory landscape, international trade relations, policies, markets and investor behavior, which could have a negative impact on the trust’s investments and operations. The economies of the United States and its trading partners, as well as the financial markets generally, may be adversely impacted by trade disputes, including the imposition of tariffs, and other matters. Ongoing armed conflicts between Russia and Ukraine in Europe and among the United States, Israel, Iran, Hamas, Hezbollah and other militant groups in the Middle East, have caused and could continue to cause significant market disruptions and volatility within the markets in Russia, Europe, the Middle East, the United States, and other nations. Such events may also disrupt global trade and supply chains, increase sanctions and other governmental actions, and contribute to volatility in oil and natural gas markets. Advancements in technology may also adversely impact markets and the overall performance of the trust. The complete economic impact of any such future event may be difficult or impossible to predict.

Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

Investment strategy risk. The trusts are exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although a trust’s investment strategy is designed to achieve a trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

Health care sector risk. The Medical Science Innovation Trust is concentrated in the health care sector. As a result, the factors that impact the health care sector will likely have a greater effect on this trust than on a more broadly diversified trust. General risks of companies in the health care sector include extensive competition, generic drug sales, the loss of patent protection, product liability litigation and increased government regulation. Innovative medical science companies attempt to develop novel products to address medical needs. Research and development costs of bringing new products to market are substantial, and there is no guarantee that theproduct will ever come to market. Health care companies seeking government approval for medical products and services may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for new medical products or services can have a significant negative impact on a health care company and its stock. Health care facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance (such as Medicare, Medicaid or similar programs) and competition from other providers.

The health care sector may be impacted if Congress proposes legislative action to reform the health care sector. Such proposals may include a broad array of health care topics, including cost and price controls, incentives for competition for health care services, promotion of pre-paid health care plans and additional tax incentives and penalties. Such proposals may also target the reduction of funding for health care related research.

Consumer products sector risk. The US Capital Strength Trust invests significantly in the consumer products sector. As a result, the factors that impact the consumer products sector

Understanding Your Investments 53

will likely have a greater effect on this trust than on a more broadly diversified trust. General risks of companies in the consumer products sector include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. Generally, spending on consumer products is affected by the health of consumers. Companies in the consumer products sector are subject to government regulation affecting the permissibility of using various food additives and production methods, which regulations could affect company profitability. Tobacco companies may be adversely affected by the adoption of proposed legislation and/or by litigation. Also, the success of foods and soft drinks may be strongly affected by fads, marketing campaigns and other factors affecting supply and demand. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Financials sector risk. The Blue Chip International Trust is concentrated in the financials sector. As a result, the factors that impact the financial sector will likely have a greater effect on this trust than on a more broadly diversified trust. Companies in the financial sector are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. These industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Industrials sector risk. The US Capital Strength Trust is concentrated in the industrials sector. As a result, the factors that impact the industrials sector will likely have a greater effect on this trust than on a more broadly diversified trust. The value of securities issued by industrials companies may be adversely affected by supply and demand related to their specific products or services and industrials sector products in general. The products of manufacturing companies may face obsolescence due to rapid technological developments and frequent new product introduction. World events and changes in government regulations, import controls, economic conditions and exchange rates may adversely affect the performance of companies in the industrials sector. Industrials companies may be adversely affected by liability for environmental damage and product liability claims. Industrials companies may also be adversely affected by changes or trends in commodity prices, which may be influenced by unpredictable factors. Other factors that may impact industrials companies include intense competition, consolidation, spending trends, economic cycles, delays in modernization, labor relations, and e-commerce initiatives.

Information technology sector risk. The Blue Chip Growth Trust and the Blue Chip Dividend Trust are concentrated in the information technology sector and the Blue Chip International Trust invests significantly in the information technology sector. As a result, the factors that impact the information technology sector will likely have a greater effect on these trusts than on a more broadly diversified trust.

Companies involved in this sector must contend with:

•	rapid changes in technology;
•	worldwide competition;
•	dependence on key suppliers and supplies;

54 Understanding Your Investments

•	rapid obsolescence of products and services;
•	termination of their patent protections;
•	cyclical market patterns;
•	evolving industry standards;
•	frequent new product introductions;
•	government regulation;
•	unexpected changes in one or more of the technologies affecting an issuer’s products or in the market for products based on a particular technology; and
•	the fact that operating results and customer relationships could be adversely affected by:
—	an increase in price for, or an interruption or reduction in supply of, any key components or the loss of key customers; and
—	the failure of the issuer to comply with rigorous industry standards.

Europe risk. The Blue Chip International Trust is concentrated in companies that are headquartered or incorporated in Europe, which may expose unitholders to additional risks that may be associated with Europe or the European securities markets. A significant number of countries in Europe are member states in the EU, and the member states no longer control their own monetary policies by directing independent interest rates for their currencies. In these member states, the authority to direct monetary policies, including money supply and official interest rates for the euro, is exercised by the European Central Bank. Furthermore, the European sovereign debt crisis and the related austerity measures in certain countries have had, and continue to have, a significant negative impact on the economies of certain European countries and their future economic outlooks.

Asia risk. The Blue Chip International Trust is concentrated in securities issued by companies headquartered or incorporated in Asia, which may expose unitholders to additional risks that may be associated with Asia or the Asian securities markets. Certain Asian economies have experienced rapid growth and industrialization, but there is no assurance that this growth rate will be maintained. Other Asian economies, however, have experienced high inflation, high unemployment, currency devaluations and restrictions, and over-extension of credit. In certain Asian markets, there is a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of investors and financial intermediaries. Adverse events in any one Asian country or market may have a significant adverse effect on some or all of the economies of Asian countries in which the trust invests. Many Asian countries are subject to political risk, including political instability, corruption and regional conflict with neighboring countries. In addition, many Asian countries are subject to social and labor risks associated with demands for improved political, economic and social conditions. These risks, among others, may adversely affect the value of the trust's investments.

Emerging markets risk. The Blue Chip International Trust invests in securities issued by companies located in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. These countries may have more unstable governments than developed

Understanding Your Investments 55

countries and their economies may be based on only a few industries. Because their financial markets may be very small, prices of financial instruments in emerging market countries may be volatile and difficult to determine. Financial instruments of issuers in these countries may have lower overall liquidity than those of issuers in more developed countries. Financial and other reporting by companies and government entities also may be less reliable or difficult to obtain in emerging market countries. In addition, foreign investors are subject to a variety of special restrictions in many emerging market countries. Shareholder claims and regulatory actions that are available in the U.S. may be difficult or impossible to pursue in emerging market countries. Risks of investing in developing or emerging countries also include the possibility of investment and trading limitations, delays and disruptions in settlement transactions, market manipulation concerns, political uncertainties and dependence on international trade and development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

ESG factors risk. The Blue Chip International Trust considers ESG factors during its investment process. As a result, the trust may exclude securities of certain issuers for non-financial reasons and may forgo some market opportunities available to trusts that do not consider ESG factors. In addition, there is a risk that the companies do not operate as expected when addressing ESG issues or that the companies may not exhibit positive ESG characteristics. Furthermore, data availability and reporting with respect to ESG factors may not always be available or may become unreliable. ESG data may be incomplete or erroneous, which could cause the trust to incorrectly assess a company’s ESG factors. Moreover, the third-party data providers may differ in the data they provide for a given security or between industries, or may only take into account one of many ESG-related components of a company.

Dividend-paying securities risk. The Blue Chip Dividend Trust invests in dividend-paying securities, which could cause the trust to underperform similar funds that invest without consideration of a company’s track record of paying dividends. Stocks of companies with a history of paying dividends may not participate in a broad market advance to the same degree as most other stocks, and a sharp rise in interest rates or economic downturn could cause a company to unexpectedly reduce or eliminate its dividend. There is no guarantee that the issuers of the securities held by the trust will declare dividends in the future or that, if declared, they will remain at their current levels or increase over time. The trust may also be harmed by changes to the favorable federal income tax treatment generally afforded to dividends.

Growth investing risk. The Blue Chip Growth Trust invests in “growth” stocks. Growth stocks are issued by companies which are expected to experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole. Securities of growth companies may be more volatile than other stocks. If the perception of a company’s growth potential is not realized, the securities purchased may not perform as expected, reducing the trust’s return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, “growth” stocks may perform differently from the market as a whole and other types of securities.

Foreign securities risk. The Blue Chip Dividend Trust, the Blue Chip Growth Trust and the US Capital Strength Trust invest in U.S.-

56 Understanding Your Investments

listed foreign securities, the Medical Science Innovation Trust invests in U.S.-listed foreign securities and an ADR, and the Blue Chip International Trust invests in U.S.-listed foreign securities, ADRs and New York Registry Shares. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. New York Registry Shares are created by a U.S. registrar so that securities of companies incorporated in the Netherlands may be traded on a U.S. exchange. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:

•	Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.
•	Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.
•	Foreign markets may be less liquid and more volatile than U.S. markets.
•	Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect a trust’s value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of a trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in a trust’s foreign security holdings.
•	Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.

Small and/or mid-capitalization company risk. The Medical Science Innovation Trust, the Blue Chip International Trust, and the US Capital Strength Trust includes securities issued by small and/or mid-capitalization companies. These securities customarily involve more investment risk than large-capitalization companies. These additional risks are due in part to the following factors. Small-capitalization and mid-capitalization companies may:

•	Have limited product lines, markets or financial resources;
•	Be new and developing companies which seek to develop and utilize new and/or emerging technologies. These technologies may be slow to develop or fail to develop altogether;

Understanding Your Investments 57

•	Have less publicly available information;
•	Lack management depth or experience;
•	Be less liquid;
•	Be more vulnerable to adverse general market or economic developments; and
•	Be dependent upon products that were recently brought to market or key personnel.

Cybersecurity risk. The trusts may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trusts to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trusts to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by a trust through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of a trust’s third-party service providers, or issuers in which the trusts invest, can also subject the trusts to many of the same risks associated with direct cybersecurity breaches. The sponsor of the trusts and third-party service providers have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the trusts do not directly control the cybersecurity systems of issuers or third-party service providers.

Litigation and legislation risk. Your trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain issuers represented in your trust. In addition, litigation regarding any of the issuers of the securities or of the sectors represented by these issuers may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. We cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the prices of the securities.

Operational and service provider risk. The trusts are subject to risks arising from various operational factors and their service providers. Operational factors include, but not limited to, human error, processing and communication errors, errors of a trust’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Additionally, the trusts may be subject to the risk that a service provider may not be willing or able to perform their duties as required or contemplated by their agreements with the trusts. Although the trusts seek to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

Significant unitholders risk. There may be unitholders of a trust who hold a significant portion of a trust and, as result, a redemption by such significant holder may have a material impact on the size, expenses and viability of a trust.

58 Understanding Your Investments

See “Risk Factors” in Part B of the prospectus for additional information.

How the Trust Works

Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created your trust under a trust agreement between Guggenheim Funds Distributors, LLC (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited contracts to purchase securities with the trustee along with an irrevocable letter of credit or other consideration to pay for the securities. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell securities:

•	to pay expenses,
•	to issue additional units or redeem units,
•	in limited circumstances to protect a trust,
•	to avoid direct or indirect ownership of a passive foreign investment company,
•	to make required distributions or avoid imposition of taxes on a trust, or
•	as permitted by a trust agreement.

You will not be able to dispose of or vote any of the securities in your trust. As the holder of the securities, the trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than your trust. However, the trustee may not be able to vote the securities in your trust that are traded on foreign exchanges.

Your trust will generally reject any offer for securities or property other than cash in exchange for the securities in its portfolio. However, if a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, your trust may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. In certain cases, the trustee may need additional time to acquire the securities necessary to create units and consequently, your trust may not be fully invested at all times, which may impact a trust’s performance. When your trust buys securities, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we, acting in an agency capacity, may direct that your trust places orders with and pays brokerage commissions to brokers that sell units or are affiliated with your trust. We will not

Understanding Your Investments 59

select firms to handle these transactions on the basis of their sale of units of your trust or any other products sponsored by us. We cannot guarantee that a trust will keep its present size and composition for any length of time.

Termination of Your Trust. Your trust will terminate no later than the termination date listed in the “Investment Summary” section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than $1 million or less than 40% of the value of the securities in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

See “Administration of the Trust” in Part B of the prospectus for additional information.

General Information

Guggenheim Funds. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. We operate as a subsidiary of Guggenheim Partners, LLC.

During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at 227 W. Monroe Street, Chicago, Illinois 60606 or by using the contacts listed on the back cover of this prospectus. Guggenheim Funds personnel may from time to time maintain a position in certain securities held by your trust.

Guggenheim Funds and your trust have adopted a code of ethics requiring Guggenheim Funds’ employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

See “Administration of the Trust” in Part B of the prospectus for additional information.

The Trustee. The Bank of New York Mellon is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 240 Greenwich Street, 22W Floor, New York, NY 10286. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor and investors.

See “Administration of the Trust” in Part B of the prospectus for additional information.

60 Understanding Your Investments

Expenses

Your trust will pay various expenses to conduct its operations. The “Investment Summary” section of this prospectus shows the estimated amount of these expenses.

Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse the sponsor as supervisor and evaluator for providing portfolio supervisory services, evaluating your portfolio and performing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Guggenheim Funds unit investment trusts in any calendar year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust. All of these fees may adjust for inflation without your approval.

Your trust will pay a fee to the sponsor for creating and developing your trust, including determining the trust’s objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this “creation and development fee” of $0.05 per unit from the assets of your trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

Your trust will also pay its general operating expenses, including any licensing fees. The Blue Chip International Trust and the Medical Science Innovation Trust will pay a licensing fee to Aberdeen for its use of trademarks, trade names or other intellectual property owned by Aberdeen. The licensing fee received by Aberdeen is equal to 0.07% of the aggregate daily liquidation value of transactional sales made during the primary offering period. To calculate this fee, the liquidation price for each day of the primary offering period is multiplied by number of units subject to a transactional sales charge created on that day. Once this amount is calculated for each day of the primary offering period, the amounts are added together and then multiplied by the fee percentage.

Your trust may also pay expenses such as trustee expenses (including legal and auditing expenses), organization expenses, various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Guggenheim Funds, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

See “Expenses of the Trust” in Part B of the prospectus for additional information.

Understanding Your Investments 61

Report of Independent Registered Public Accounting Firm

Sponsor and Unitholders
Guggenheim Defined Portfolios, Series 2592

Opinion on the financial statements

We have audited the accompanying statements of financial condition, including the trust portfolio on pages 10, 11, 18, 19, 20, 27, 28, 35, 36, 43 and 44 of Guggenheim Defined Portfolios, Series 2592 (the “Trust”) as of May 20, 2026, the initial date of deposit, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of May 20, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of Guggenheim Funds Distributors, LLC, the Sponsor. Our responsibility is to express an opinion on the Trust’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of May 20, 2026 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grant Thornton LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Guggenheim Funds Distributors, LLC and its predecessor since 2002.

Chicago, Illinois
May 20, 2026

62 Understanding Your Investments

Guggenheim Defined Portfolios, Series 2592
Statements of Financial Condition
as of the Inception Date, May 20, 2026

		Medical
	Blue Chip	Science
	International	Innovation
Investment in securities	Trust	Trust
Contracts to purchase underlying securities
backed by letter of credit (1)(2)	$ 370,150	$ 170,121
	$ 370,150	$ 170,121
Liabilities and interest of unitholders
Liabilities:
Organization costs (3)	$ 1,957	$ 1,129
Creation and development fee (6)	1,851	851
Deferred sales fee (4)	8,328	3,828
	12,136	5,808
Interest of unitholders:
Cost to unitholders (5)	370,150	170,121
Less: initial sales fee (4)	–	–
Less: organization costs, C&D and deferred
sales fees (3)(4)(5)(6)	12,136	5,808
Net interest of unitholders	358,014	164,313
Total	$ 370,150	$ 170,121
Number of units	37,015	17,012
Net Asset Value per Unit	$ 9.672	$ 9.659

* Refer to following page for footnotes.

Understanding Your Investments 63

Guggenheim Defined Portfolios, Series 2592
Statements of Financial Condition
as of the Inception Date, May 20, 2026
	Blue Chip	Blue Chip	US Capital
	Dividend	Growth	Strength
Investment in securities	Trust	Trust	Trust
Contracts to purchase underlying securities
backed by letter of credit (1)(2)	$ 149,895	$ 185,674	$ 157,126
	$ 149,895	$ 185,674	$ 157,126
Liabilities and interest of unitholders
Liabilities:
Organization costs (3)	$ 110	$ 132	$ 89
Creation and development fee (6)	749	928	786
Deferred sales fee (4)	3,373	4,178	3,535
	4,232	5,238	4,410
Interest of unitholders:
Cost to unitholders (5)	149,895	185,674	157,126
Less: initial sales fee (4)	–	–	–
Less: organization costs, C&D and deferred
sales fees (3)(4)(5)(6)	4,232	5,238	4,410
Net interest of unitholders	145,663	180,436	152,716
Total	$ 149,895	$ 185,674	$ 157,126
Number of units	14,990	18,567	15,713
Net Asset Value per Unit	$ 9.718	$ 9.718	$ 9.719

(1)	Aggregate cost of the securities is based on the closing sale price, generally the last business day prior to the trust inception date.
(2)	A letter of credit has been deposited with The Bank of New York Mellon, trustee, covering the funds necessary for the purchase of the securities in the Blue Chip International Trust, the Medical Science Innovation Trust, the Blue Chip Dividend Trust, the Blue Chip Growth Trust and the Capital Strength Trust represented by purchase contracts.
(3)	A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $5.288, $6.637, $0.733, $0.712 and $0.566 per 100 units of the Blue Chip International Trust, the Medical Science Innovation Trust, the Blue Chip Dividend Trust, the Blue Chip Growth Trust and the US Capital Strength Trust, respectively. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed to units that are redeemed prior to the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor). To the extent that actual organization costs are greater than the estimated amount, the sponsor has agreed to cap the organization costs so that not more than $8.00 per 100 units of a trust will be deducted from the assets of each trust.
(4)	The aggregate cost to unitholders includes a maximum sales fee, which consists of an initial sales fee, if applicable, a deferred sales fee and a creation and development fee. If units are purchased after the first deferred sales fee has been assessed or if the price you pay for your units exceeds $10 per unit, an initial sales fee is charged, which is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee. On the Inception Date, the maximum sales fee is 2.75% of the Public Offering Price (equivalent to 2.75% of the net amount invested). The deferred sales fee is equal to $0.225 per unit. Refer to following page for additional footnotes.
(5)	The aggregate cost to investors includes the applicable sales fee, assuming no reduction of sales fees.
(6)	Each trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.

64 Understanding Your Investments

GUGGENHEIM DEFINED PORTFOLIOS

GUGGENHEIM PORTFOLIO PROSPECTUS

PART B DATED MAY 20, 2026

The prospectus for a Guggenheim Defined Portfolio (a “trust”) is divided into two parts. Part A of the prospectus relates exclusively to a particular trust or trusts and provides specific information regarding each trust’s portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Guggenheim Defined Portfolios. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each trust.

Contents

General Information	2
Investment Policies	2
Risk Factors	3
Administration of the Trust	16
Expenses of the Trust	22
Portfolio Transactions and Brokerage Allocation	24
Purchase, Redemption and Pricing of Units	24
Taxes	28
Experts	32

General Information

Each trust is one of a series of separate unit investment trusts created under the name Guggenheim Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Guggenheim Funds Distributors, LLC (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to replicate, as closely as practicable, the portfolio immediately prior to such deposits. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

A trust consists of (i) the securities listed under “Trust Portfolio” in the prospectus as may continue to be held from time to time in the trust; (ii) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement; and (iii) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

The trust is a unit investment trust and is not an “actively managed” fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

Unitholders will not be able to dispose of or vote any of the securities in a trust. As the holder of the securities, the trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than such trust. However, the trustee may not be able to vote the securities in a trust that are traded on foreign exchanges.

The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

Risk Factors

Stocks. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. You could lose some or all of your investment in the trust. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer’s board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer’s board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

The sponsor’s buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

Fixed Portfolio. Investors should be aware that the trust is not “managed” and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks’ purchase price than as a percentage of the higher-price stocks’ purchase price.

Closed-End Fund Risks. If set forth in Part A of the prospectus, a trust may invest in the common stock of closed-end funds (“Closed-End Funds”). Closed-End Funds are actively managed investment companies which invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management’s ability to meet the Closed-End Fund’s investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors’ perceptions regarding Closed-End Funds or their underlying investments change.

Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Certain of the Closed-End Funds included in a trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund’s common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowing rises.

Exchange-Traded Fund Risks. If set forth in Part A of the prospectus, a trust may invest in the common stock of exchange-traded funds (“ETFs”). ETFs are investment pools that hold other securities. ETFs are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable. ETFs are subject to various risks, including management’s ability to meet the fund’s investment objective. The underlying ETF has management and operating expenses. You will bear not only your share of the trust’s expenses, but also the expenses of the underlying ETF. By investing in an ETF, the trust incurs greater expenses than you would incur if you invested directly in the ETF.

Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Market Discounts or Premiums. Certain of the securities may have been deposited at a market discount or premium principally because their dividend rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to the trust. Market premium or discount attributable to dividend rate changes does not indicate market confidence or lack of confidence in the issue.

Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

Additional Deposits. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the trusts’ failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to nine business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

Litigation and Legislation. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

Financial Sector Risks. If set forth in Part A of the prospectus, certain of the issuers of securities in a trust may be involved in the financial sector. An investment in units of a trust containing securities of such issuers should be made with an understanding of the problems and risks inherent in the financial sector in general.

Companies in the financials sector include regional and money center banks, securities brokerage firms, asset management companies, savings banks and thrift institutions, specialty finance companies (e.g., credit card, mortgage providers), insurance and insurance brokerage firms, consumer finance firms, financial conglomerates, foreign banking and financial companies. Financial companies are subject to extensive governmental regulation which limits their activities and may affect their ability to earn a profit from a given line of business. Government regulation may change frequently and may have significant adverse consequences for companies in the financials sector, including effects not intended by the regulation. New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms’ ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on any individual financial company or on the financial markets as a whole. Companies in the financials sector may also be the targets of hacking and potential theft of proprietary or customer information or disruptions in service, which could have a material adverse effect on their businesses.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past.

The Securities and Exchange Commission and the Financial Accounting Standards Board (“FASB”) require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Accounting Standards Codification 820, “Fair Value Measurements and Disclosures” changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities. Additional legislative and regulatory changes may be forthcoming. For example, there have been changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the securities in a trust’s portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. The sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a trust’s portfolio.

The Federal Bank Holding Company Act of 1956 (“BHC Act”) generally prohibits a bank holding company from (i) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company; (ii) acquiring control of a bank or another bank holding company; (iii) acquiring all or substantially all the assets of a bank; or (iv) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The sponsor makes no prediction as to the effect, if any, such laws will have on the securities in a trust or whether such approvals, if necessary, will be obtained.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusions of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, proposed legislation will allow the Treasury and the FDIC to create a resolution regime to “take over” bank and financial holding companies. The “taking over” would be based on whether the firm is in default or in danger of defaulting and whether such a default would have a serious adverse effect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies’ policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies’ subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company’s investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (viii) the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners (“NAIC”) and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 (“Superfund”) and comparable state statutes (“mini-Superfund”) govern the clean-up and restoration by “Potentially Responsible Parties” (“PRPs”). Superfund and the mini-Superfunds (“Environmental Clean-up Laws” or “ECLs”) establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. An insurer’s exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the securities included in the trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Foreign Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in foreign issuers, and therefore, an investment in such a trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries’ securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the securities included in the trust, the sponsor believes that adequate information will be available to allow the sponsor to provide portfolio surveillance.

Certain of the securities in the trust may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Receipts and Global Depositary Receipts (collectively, the “Depositary Receipts”) are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

For the securities that are Depositary Receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into United States dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Preferred Stock Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in preferred stock. If this is the case, an investment in units should be made with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of the trust to values higher or lower than those prevailing on the initial date of deposit.

Hybrid Preferred Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in hybrid preferred securities. Holders of hybrid preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Hybrid preferred securities are preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation. Certain hybrid securities mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Unlike preferred stocks, distributions on the hybrid preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from hybrid preferred securities are generally not eligible for the dividends-received deduction. Certain of the risks unique to certain hybrid preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments and if such election is made, distributions will not be made on the hybrid preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the hybrid preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) hybrid preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the hybrid preferred securities, is dependent on the financial condition of the issuing corporation.

Convertible Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in convertible securities.

Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security’s conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company’s common stockholders. Consequently, an issuer’s convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

Senior Loan Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in senior loans.

Senior loans in which a Closed-End Fund or an ETF may invest:

•	generally are of below investment-grade or “junk” credit quality;
•	may be unrated at the time of investment;
•	generally are not registered with the SEC or any state securities commission; and

•	generally are not listed on any securities exchange.

The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund or an ETF to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund’s or the ETF’s books. The illiquidity of senior loans may impair a Closed-End Fund’s or an ETF’s ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the trusts’ net asset value.

If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds or the ETFs may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund or an ETF attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund or an ETF could get for the senior loan may be adversely affected.

Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund or an ETF, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

Floating-Rate Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust may invest in floating-rate securities. Certain Closed-End Funds or ETFs held by the trust may invest in securities that are structured as floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in a base lending rate. As a result, the yield on these securities will generally decline in a falling interest rate environment, causing the Closed-End Funds or the ETFs to experience a reduction in the income they receive from these securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and the value of the Closed-End Funds or the ETFs held by the trust.

Small-Capitalization and Mid-Capitalization Stocks Risk. If set forth in Part A of the prospectus, a trust may invest in small-capitalization or mid-capitalization stocks. Investing in small-capitalization stocks or mid-capitalization stocks may involve greater risk than investing in large-capitalization stocks, since they can be subject to more abrupt or erratic price movements. Many small market capitalization companies (“Small-Cap Companies”) or middle market capitalization companies (“Mid-Cap Companies”) will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of Small-Cap Companies and Mid-Cap Companies is relatively higher than larger, older and more mature companies. The greater price volatility of Small-Cap Companies and Mid-Cap Companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some Small-Cap Companies or Mid-Cap Companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company’s business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

Administration of the Trust

Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. However, if set forth in Part A of the prospectus that the trust will prorate distributions on an annual basis (“Income Averaging”), then income received by the trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders’ pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. However, if the trust uses Income Averaging, the trust prorates the income distribution on an annual basis and annual income distributions are expected to vary from year to year. If the amount on deposit in the Income Account is insufficient for payment of the amount of income to be distributed on a monthly basis, the trustee shall advance out of its own funds and cause to be deposited in and credited to such Income Account such amount as may be required to permit payment of the monthly income distribution. The trustee shall be entitled to be reimbursed by the trust, without interest, out of income received by the trust subsequent to the date of such advance and subject to the condition that any such reimbursement shall be made only if it will not reduce the funds in or available for the Income Account to an amount less than required for the next ensuing distribution. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust’s assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

Distribution Reinvestment. Unitholders may elect to have distributions of capital (including capital gains) or dividends, if any, or both automatically invested into additional units of their trust without a sales fee.

Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

The Program Agent is The Bank of New York Mellon. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York Mellon at its Unit Investment Trust Division office.

Statements to Unitholders. With each distribution, the trustee will furnish to each registered holder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

The accounts of a trust will not be audited annually unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust’s expense, by independent public accountants designated by the sponsor. The accountants’ report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

(A)	As to the Income Account:
(1)	Income received;
(2)	Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and
(3)	The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and
(B)	As to the Capital Account:
(1)	The dates of disposition of any securities and the net proceeds received therefrom;
(2)	Deductions for payment of applicable taxes and fees and expenses of the trust; and
(3)	The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and
(C)	The following information:
(1)	A list of the securities as of the last business day of such calendar year;
(2)	The number of units outstanding on the last business day of such calendar year;
(3)	The redemption price based on the last evaluation made during such calendar year; and

(4)	The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

Amendment and Termination. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (ii) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; (iii) to make such provisions as shall not materially adversely affect the interests of the unitholders; or (iv) to make such other amendments as may be necessary for a trust to qualify as a regulated investment company, in the case of a trust which has elected to qualify as such. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder, to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust or to adversely affect the characterization of a trust as a regulated investment company for federal income tax purposes, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without, in its judgment, materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust’s termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its Unit Investment Trust Division offices at 240 Greenwich Street, 22W Floor, New York, NY 10286, telephone 1-800-701-8178. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Sponsor. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Guggenheim Funds Distributors, LLC was created as Ranson & Associates, Inc. in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Guggenheim Funds Distributors, LLC is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York Mellon, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. On October 14, 2009, Guggenheim Partners, LLC acquired Claymore Securities, Inc. Since the finalization of the acquisition, Claymore Securities, Inc. has been operating as a subsidiary of Guggenheim Partners, LLC. On September 27, 2010, Claymore Securities, Inc. officially changed its name to Guggenheim Funds Distributors, LLC.

Guggenheim Funds Distributors, LLC has been active in public and corporate finance, has underwritten closed-end funds and has sold bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit investment trusts and maintained secondary market activities relating thereto. At present, Guggenheim Funds Distributors, LLC which is a member of the Financial Industry Regulatory Authority (FINRA), is the sponsor to each of the above-named unit investment trusts. The sponsor’s office is located at 227 West Monroe Street, Chicago, Illinois 60606.

If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (i) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission; (ii) terminate the trust agreement and liquidate any trust as provided therein; or (iii) continue to act as trustee without terminating the trust agreement.

The Supervisor and the Evaluator. Guggenheim Funds Distributors, LLC, the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder. As evaluator, Guggenheim Funds Distributors, LLC utilizes the trustee to perform certain evaluation services.

Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

The unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

Expenses of the Trust

The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the trust (the “Sponsor’s Supervisory Fee”). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the “Bookkeeping and Administrative Fee”). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the “Evaluator’s Fee”). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee’s fee, which is paid monthly, is based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor’s Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator’s Fee are paid monthly and are based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, these fees shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which a fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee’s compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor’s Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator’s Fee and the Trustee’s Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor’s Consumer Price Index entitled “All Services Less Rent” since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Guggenheim Funds Distributors, LLC is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust.

The trust will also pay a fee to the sponsor for creating and developing the trust, including determining the trust’s objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this “creation and development fee” as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

The following additional charges are or may be incurred by the trust: (i) fees for the trustee’s extraordinary services; (ii) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (iii) various governmental charges; (iv) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (v) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part; (vi) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (vii) any offering costs incurred after the end of the initial offering period; and (viii) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

The trust shall also bear the expenses associated with updating the trust’s registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust’s sponsor.

Portfolio Transactions and Brokerage Allocation

When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust’s portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

Public Offering Price. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee, if applicable, plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee (“C&D Fee”). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust (“organization costs”). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees, fees paid to a portfolio consultant for assisting the sponsor in selecting the trust’s portfolio, and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or the NASDAQ National Market System or by taking into account the same factors referred to under “Computation of Redemption Price.”

Public Distribution of Units. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of FINRA and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

Sponsor Profits. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

Market for Units. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program (“STAMP”) or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

Redemption shall be made by the trustee no later than the second business day following the day on which a tender for redemption is received (the “Redemption Date”) by payment of cash equivalent to the redemption price, determined as set forth below under “Computation of Redemption Price,” as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder’s tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible “back-up withholding.” In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

Unitholders tendering units for redemption may request an in-kind distribution (a “Distribution In Kind”) from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (i) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered; and (ii) the unitholder has elected to redeem at least thirty business days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder’s bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

Unitholders of a trust that holds closed-end funds or other investment company securities who request a Distribution In Kind will be subject to any 12b-1 Fees or other service or distribution fees applicable to the underlying securities.

The right of redemption may be suspended and payment postponed for more than two business days following the day on which tender for redemption is made (i) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (ii) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (iii) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Computation of Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected; and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the NASDAQ National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or NASDAQ National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the NASDAQ National Market System will be valued at the NASDAQ National Market System’s official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation); (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal; or (iii) by any combination of the above. Notwithstanding the foregoing, the evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market price. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security is based upon U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

Retirement Plans. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to 1 unit. Fees and charges with respect to such plans may vary.

Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form at Depository Trust Company (“DTC”) through an investor’s brokers’ account. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Record holders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Taxes

This section summarizes some of the main U.S. federal income tax consequences of owning units of a trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trusts. The trusts are expected to hold one or more of the following: (i) shares of stock in corporations (the “Stocks”) that are treated as equity for federal income tax purposes, and (ii) equity interests (the “REIT Shares”) in real estate investment trusts (“REITs”) that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.

It is possible that a trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a trust constitute the “Trust Assets.” Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status. If your trust is at all times operated in accordance with the documents establishing the trust and certain requirements of federal income tax law are met, the trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or trust expenses. Income from a trust may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Your Tax Basis and Income or Loss Upon Disposition. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation’s accumulated earnings and profits or in the case of certain distributions with respect to REIT Shares that represent a return of capital).

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Capital gains may also be subject to the “Medicare tax” described above. Capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

An election may be available to you to defer recognition of the gain attributable to a capital gain recognized if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Dividends from Stocks. Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied.

Dividends from REIT Shares. Some dividends on the REIT Shares may be designated by the REIT as “capital gain dividends,” generally taxable to you as long-term capital gains. If you hold a unit for six months or less or if your trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long- term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements. Other dividends on the REIT Shares will generally be taxable to you as ordinary income, although in limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains (as discussed above), provided certain holding period requirements are satisfied. Some dividends on the REIT Shares may be eligible for a deduction for qualified business income.

Dividends Received Deduction. A corporation that owns units generally may be entitled to the dividends received deduction with respect to many dividends received by a trust if certain holding period and other technical requirements are met.

In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an in-kind distribution of Trust Assets when you redeem your units at any time prior to 30 business days before your trust’s termination. However, this ability to request an in-kind distribution will terminate at any time that the number of outstanding units has been reduced to 10% or less of the highest number of units issued by the trust. By electing to receive an in-kind distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Treatment of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust’s income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. However, you may not be able to deduct some or all of these expenses.

Foreign Investors, Taxes and Investments. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. Distributions to, and the gross proceeds from dispositions of units by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners, may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by your trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a “CFC”). If you own 10% or more of a CFC (through your trust and in combination with your other investments), or possibly if your trust owns 10% or more of a CFC, you will be required to include certain types of the CFC’s income in your taxable income for federal income tax purposes whether or not such income is distributed to your trust or to you.

A foreign corporation will generally be treated as a passive foreign investment company (a “PFIC”) if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If your trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to your trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not eligible to be taxed at the net capital gains tax rate.

New York Tax Status. Under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation subject to the New York state franchise tax or the New York City general corporation tax. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

Experts

Legal Matters. Chapman and Cutler LLP, 320 South Canal Street, Chicago, Illinois 60606, acts as counsel for the trusts and has passed upon the legality of the units.

Independent Registered Public Accounting Firm. The statements of financial condition, including the Trust Portfolios, appearing herein, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

GUGGENHEIM DEFINED PORTFOLIOS

GUGGENHEIM PORTFOLIO PROSPECTUS-PART B

MAY 20, 2026

Where to Learn More

You can contact us for free information about this and other investments.

Visit us on the Internet

http://www.guggenheiminvestments.com

Call Guggenheim Funds

(800) 345-7999

Call The Bank of New York Mellon

(800) 701-8178 (investors)

(800) 647-3383 (brokers)

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

E mail:	publicinfo@sec.gov
Write:	Public Reference Room
Washington, D.C. 20549-0102
Visit:	http://www.sec.gov (EDGAR Database)
Call:	1-202-942-8090 (only for information on the operation of the Public Reference Room)

When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts. In this case you should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

Contents

Investment Summary

2	Overview

Aberdeen Blue Chip International Portfolio, Series 10

A concise description of essential information about the portfolio.
2	Investment Objective	4	Principal Risks
2	Principal Investment Strategy	7	Who Should Invest
3	Security Selection	8	Fees and Expenses
3	Future Trusts	9	Example
3	Essential Information	10	Trust Portfolio
4	Portfolio Diversification

Aberdeen Medical Science Innovation Portfolio, Series 12

A concise description of essential information about the portfolio.
12	Investment Objective	13	Principal Risks
12	Principal Investment Strategy	16	Who Should Invest
12	Security Selection	16	Fees and Expenses
12	Future Trusts	17	Example
13	Essential Information	18	Trust Portfolio
13	Portfolio Diversification

Blue Chip Dividend Portfolio, Series 24

A concise description of essential information about the portfolio.
21	Investment Objective	23	Principal Risks
21	Principal Investment Strategy	25	Who Should Invest
21	Security Selection	25	Fees and Expenses
22	Future Trusts	26	Example
22	Essential Information	27	Trust Portfolio
22	Portfolio Diversification

Blue Chip Growth Portfolio, Series 50

A concise description of essential information about the portfolio.
29	Investment Objective	31	Principal Risks
29	Principal Investment Strategy	33	Who Should Invest
29	Security Selection	33	Fees and Expenses
30	Future Trusts	34	Example
30	Essential Information	35	Trust Portfolio
30	Portfolio Diversification

US Capital Strength Portfolio, Series 32

A concise description of essential information about the portfolio.
37	Investment Objective	38	Principal Risks
37	Principal Investment Strategy	40	Who Should Invest
37	Security Selection	41	Fees and Expenses
37	Future Trusts	42	Example
38	Essential Information	43	Trust Portfolio
38	Portfolio Diversification

Understanding Your Investments

Detailed information to help you understand your investment.
45	How to Buy Units	60	General Information
49	How to Sell Your Units	61	Expenses
50	Distributions	62	Report of Independent Registered Public
52	Investment Risks		Accounting Firm
59	How the Trust Works	63	Statements of Financial Condition
For the Table of Contents of Part B, see Part B of the prospectus.

Where to Learn More

You can contact us for		Visit us on the Internet
free information about		Guggenheiminvestments.com
these investments.		Call Guggenheim Investments
		800 345 7999
		Call The Bank of New York Mellon
		800 701 8178 Investors / 800 647 3383 Brokers

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):
E-mail:	publicinfo@sec.gov
Write:	Public Reference Room, Washington, D.C. 20549-0102
Visit:	sec.gov (EDGAR Database)
Call:	202 942 8090 (only for information on the operation
	of the Public Reference Room)
Refer to:	Guggenheim Defined Portfolios, Series 2592
	Securities Act file number: 333-294486
	Investment Company Act file number: 811-03763

When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts.

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Unit Investment Trusts 05.20.2026

Guggenheim Defined Portfolios, Series 2592 Prospectus

Aberdeen Blue Chip International Portfolio, Series 10

Aberdeen Medical Science Innovation Portfolio, Series 12

Blue Chip Dividend Portfolio, Series 24

Blue Chip Growth Portfolio, Series 50

US Capital Strength Portfolio, Series 32

GuggenheimInvestments.com

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

A.       Bonding Arrangements of Depositor:

The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

Insurer/Policy No.	Amount
National Union Fire Insurance Company of Pittsburgh, Pennsylvania 5692790	$4,000,000

B.	This amendment to the Registration Statement comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Consents of Independent Registered Public Accounting Firm

and Counsel as indicated

Exhibits as listed on the List of Exhibits

Signatures

The Registrant, Guggenheim Defined Portfolios, Series 2592 hereby identifies Guggenheim Defined Portfolios, Series 2596, Guggenheim Defined Portfolios, Series 2590, Guggenheim Defined Portfolios, Series 2588, Guggenheim Defined Portfolios, Series 2581, Guggenheim Defined Portfolios, Series 2576, Guggenheim Defined Portfolios, Series 2570, Guggenheim Defined Portfolios, Series 2568, Guggenheim Defined Portfolios, Series 2566, Guggenheim Defined Portfolios, Series 2563, Guggenheim Defined Portfolios, Series 2562, Guggenheim Defined Portfolios, Series 2559, Guggenheim Defined Portfolios, Series 2554, Guggenheim Defined Portfolios, Series 2553, Guggenheim Defined Portfolios, Series 2548, Guggenheim Defined Portfolios, Series 2546, Guggenheim Defined Portfolios, Series 2542, Guggenheim Defined Portfolios, Series 2540, Guggenheim Defined Portfolios, Series 2536, Guggenheim Defined Portfolios, Series 2533, Guggenheim Defined Portfolios, Series 2529, Guggenheim Defined Portfolios, Series 2522, Guggenheim Defined Portfolios, Series 2520, Guggenheim Defined Portfolios, Series 2518, Guggenheim Defined Portfolios, Series 2516, Guggenheim Defined Portfolios, Series 2514, Guggenheim Defined Portfolios, Series 2513, Guggenheim Defined Portfolios, Series 2508, Guggenheim Defined Portfolios, Series 2502, Guggenheim Defined Portfolios, Series 2500, Guggenheim Defined Portfolios, Series 2495, Guggenheim Defined Portfolios, Series 2494, Guggenheim Defined Portfolios, Series 2491, Guggenheim Defined Portfolios, Series 2488, Guggenheim Defined Portfolios, Series 2486, Guggenheim Defined Portfolios, Series 2480, Guggenheim Defined Portfolios, Series 2478, Guggenheim Defined Portfolios, Series 2476, Guggenheim Defined Portfolios, Series 2474, Guggenheim Defined Portfolios, Series 2472, Guggenheim Defined Portfolios, Series 2471, Guggenheim Defined Portfolios, Series 2466, Guggenheim Defined Portfolios, Series 2458, Guggenheim Defined Portfolios, Series 2456, Guggenheim Defined Portfolios, Series 2453, Guggenheim Defined Portfolios, Series 2449, Guggenheim Defined Portfolios, Series 2440, Guggenheim Defined Portfolios, Series 2436, Guggenheim Defined Portfolios, Series 2431, Guggenheim Defined Portfolios, Series 2430, Guggenheim Defined Portfolios, Series 2428, Guggenheim Defined Portfolios, Series 2426, Guggenheim Defined Portfolios, Series 2423, Guggenheim Defined Portfolios, Series 2422, Guggenheim Defined Portfolios, Series 2412, Guggenheim Defined Portfolios, Series 2408, Guggenheim Defined Portfolios, Series 2405, Guggenheim Defined Portfolios, Series 2402, Guggenheim Defined Portfolios, Series 2401, Guggenheim Defined Portfolios, Series 2400, Guggenheim Defined Portfolios, Series 2395, Guggenheim Defined Portfolios, Series 2393, Guggenheim Defined Portfolios, Series 2390, Guggenheim Defined Portfolios, Series 2387, Guggenheim Defined Portfolios, Series 2386, Guggenheim Defined Portfolios, Series 2383, Guggenheim Defined Portfolios, Series 2373, Guggenheim Defined Portfolios, Series 2370, Guggenheim Defined Portfolios, Series 2366, Guggenheim Defined Portfolios, Series 2357, Guggenheim Defined Portfolios, Series 2354, Guggenheim Defined Portfolios, Series 2349, Guggenheim Defined Portfolios, Series 2347, Guggenheim Defined Portfolios, Series 2344, Guggenheim Defined Portfolios, Series 2341, Guggenheim Defined Portfolios, Series 2339, Guggenheim Defined Portfolios, Series 2333, Guggenheim Defined Portfolios, Series 2329, Guggenheim Defined Portfolios, Series 2322, Guggenheim Defined Portfolios, Series 2317, Guggenheim Defined Portfolios, Series 2312, Guggenheim Defined Portfolios, Series 2308, Guggenheim Defined Portfolios, Series 2304, Guggenheim Defined Portfolios, Series 2299, Guggenheim Defined Portfolios, Series 2295, Guggenheim Defined Portfolios, Series 2292, Guggenheim Defined Portfolios, Series 2290, Guggenheim Defined Portfolios, Series 2287, Guggenheim Defined Portfolios, Series 2282, Guggenheim Defined Portfolios, Series 2275, Guggenheim Defined Portfolios, Series 2269, Guggenheim Defined Portfolios, Series 2265, Guggenheim Defined Portfolios, Series 2262, Guggenheim Defined Portfolios, Series 2256, Guggenheim Defined Portfolios, Series 2255, Guggenheim Defined Portfolios, Series 2253, Guggenheim Defined Portfolios, Series 2248, Guggenheim Defined Portfolios, Series 2247, Guggenheim Defined Portfolios, Series 2238, Guggenheim Defined Portfolios, Series 2232, Guggenheim Defined Portfolios, Series 2226, Guggenheim Defined Portfolios, Series 2222, Guggenheim Defined Portfolios, Series 2215, Guggenheim Defined Portfolios, Series 2212, Guggenheim Defined Portfolios, Series 2208, Guggenheim Defined Portfolios, Series 2204, Guggenheim Defined Portfolios, Series 2200, Guggenheim Defined Portfolios, Series 2195, Guggenheim Defined Portfolios, Series 2194, Guggenheim Defined Portfolios, Series 2192, Guggenheim Defined Portfolios, Series 2182, Guggenheim Defined Portfolios, Series 2178, Guggenheim Defined Portfolios, Series 2174, Guggenheim Defined Portfolios, Series 2168, Guggenheim Defined Portfolios, Series 2165, Guggenheim Defined Portfolios, Series 2161, Guggenheim Defined Portfolios, Series 2159, Guggenheim Defined Portfolios, Series 2154, Guggenheim Defined Portfolios, Series 2152, Guggenheim Defined Portfolios, Series 2151, Guggenheim Defined Portfolios, Series 2150, Guggenheim Defined Portfolios, Series 2147, Guggenheim Defined Portfolios, Series 2145, Guggenheim Defined Portfolios, Series 2142, Guggenheim Defined Portfolios, Series 2138, Guggenheim Defined Portfolios, Series 2134, Guggenheim Defined Portfolios, Series 2132, Guggenheim Defined Portfolios, Series 2130, Guggenheim Defined Portfolios, Series 2129, Guggenheim Defined Portfolios, Series 2127, Guggenheim Defined Portfolios, Series 2126, Guggenheim Defined Portfolios, Series 2121, Guggenheim Defined Portfolios, Series 2117, Guggenheim Defined Portfolios, Series 2115, Guggenheim Defined Portfolios, Series 2113, Guggenheim Defined Portfolios, Series 2111, Guggenheim Defined Portfolios, Series 2107, Guggenheim Defined Portfolios, Series 2104, Guggenheim Defined Portfolios, Series 2100, Guggenheim Defined Portfolios, Series 2097, Guggenheim Defined Portfolios, Series 2094, Guggenheim Defined Portfolios, Series 2087, Guggenheim Defined Portfolios, Series 2079, Guggenheim Defined Portfolios, Series 2077, Guggenheim Defined Portfolios, Series 2074, Guggenheim Defined Portfolios, Series 2070, Guggenheim Defined Portfolios, Series 2068, Guggenheim Defined Portfolios, Series 2066, Guggenheim Defined Portfolios, Series 2061, Guggenheim Defined Portfolios, Series 2059, Guggenheim Defined Portfolios, Series 2054, Guggenheim Defined Portfolios, Series 2050, Guggenheim Defined Portfolios, Series 2046, Guggenheim Defined Portfolios, Series 2045, Guggenheim Defined Portfolios, Series 2039, Guggenheim Defined Portfolios, Series 2033, Guggenheim Defined Portfolios, Series 2027, Guggenheim Defined Portfolios, Series 2025, Guggenheim Defined Portfolios, Series 2022, Guggenheim Defined Portfolios, Series 2015, Guggenheim Defined Portfolios, Series 2013, Guggenheim Defined Portfolios, Series 2009, Guggenheim Defined Portfolios, Series 2001, Guggenheim Defined Portfolios, Series 1994, Guggenheim Defined Portfolios, Series 1989, Guggenheim Defined Portfolios, Series 1986, Guggenheim Defined Portfolios, Series 1984, Guggenheim Defined Portfolios, Series 1979, Guggenheim Defined Portfolios, Series 1971, Guggenheim Defined Portfolios, Series 1965, Guggenheim Defined Portfolios, Series 1961, Guggenheim Defined Portfolios, Series 1956, Guggenheim Defined Portfolios, Series 1950, Guggenheim Defined Portfolios, Series 1947, Guggenheim Defined Portfolios, Series 1943, Guggenheim Defined Portfolios, Series 1941, Guggenheim Defined Portfolios, Series 1939, Guggenheim Defined Portfolios, Series 1933, Guggenheim Defined Portfolios, Series 1929, Guggenheim Defined Portfolios, Series 1927, Guggenheim Defined Portfolios, Series 1923, Guggenheim Defined Portfolios, Series 1921, Guggenheim Defined Portfolios, Series 1915, Guggenheim Defined Portfolios, Series 1903, Guggenheim Defined Portfolios, Series 1900, Guggenheim Defined Portfolios, Series 1897, Guggenheim Defined Portfolios, Series 1894, Guggenheim Defined Portfolios, Series 1886, Guggenheim Defined Portfolios, Series 1884, Guggenheim Defined Portfolios, Series 1879, Guggenheim Defined Portfolios, Series 1878, Guggenheim Defined Portfolios, Series 1867, Guggenheim Defined Portfolios, Series 1862, Guggenheim Defined Portfolios, Series 1859, Guggenheim Defined Portfolios, Series 1858, Guggenheim Defined Portfolios, Series 1852, Guggenheim Defined Portfolios, Series 1848, Guggenheim Defined Portfolios, Series 1842, Guggenheim Defined Portfolios, Series 1841, Guggenheim Defined Portfolios, Series 1836, Guggenheim Defined Portfolios, Series 1833, Guggenheim Defined Portfolios, Series 1831, Guggenheim Defined Portfolios, Series 1829, Guggenheim Defined Portfolios, Series 1818, Guggenheim Defined Portfolios, Series 1815, Guggenheim Defined Portfolios, Series 1809, Guggenheim Defined Portfolios, Series 1806, Guggenheim Defined Portfolios, Series 1799, Guggenheim Defined Portfolios, Series 1796, Guggenheim Defined Portfolios, Series 1791, Guggenheim Defined Portfolios, Series 1789, Guggenheim Defined Portfolios, Series 1782, Guggenheim Defined Portfolios, Series 1780, Guggenheim Defined Portfolios, Series 1773, Guggenheim Defined Portfolios, Series 1768, Guggenheim Defined Portfolios, Series 1764, Guggenheim Defined Portfolios, Series 1758, Guggenheim Defined Portfolios, Series 1754, Guggenheim Defined Portfolios, Series 1751, Guggenheim Defined Portfolios, Series 1745, Guggenheim Defined Portfolios, Series 1739, Guggenheim Defined Portfolios, Series 1738, Guggenheim Defined Portfolios, Series 1731, Guggenheim Defined Portfolios, Series 1727, Guggenheim Defined Portfolios, Series 1725, Guggenheim Defined Portfolios, Series 1720, Guggenheim Defined Portfolios, Series 1714, Guggenheim Defined Portfolios, Series 1704, Guggenheim Defined Portfolios, Series 1702, Guggenheim Defined Portfolios, Series 1698, Guggenheim Defined Portfolios, Series 1695, Guggenheim Defined Portfolios, Series 1694, Guggenheim Defined Portfolios, Series 1684, Guggenheim Defined Portfolios, Series 1681, Guggenheim Defined Portfolios, Series 1678, Guggenheim Defined Portfolios, Series 1676, Guggenheim Defined Portfolios, Series 1671, Guggenheim Defined Portfolios, Series 1664, Guggenheim Defined Portfolios, Series 1663, Guggenheim Defined Portfolios, Series 1657, Guggenheim Defined Portfolios, Series 1653, Guggenheim Defined Portfolios, Series 1647, Guggenheim Defined Portfolios, Series 1628, Guggenheim Defined Portfolios, Series 1627, Guggenheim Defined Portfolios, Series 1626, Guggenheim Defined Portfolios, Series 1625, Guggenheim Defined Portfolios, Series 1619, Guggenheim Defined Portfolios, Series 1617, Guggenheim Defined Portfolios, Series 1611, Guggenheim Defined Portfolios, Series 1596, Guggenheim Defined Portfolios, Series 1592, Guggenheim Defined Portfolios, Series 1587, Guggenheim Defined Portfolios, Series 1582, Guggenheim Defined Portfolios, Series 1576, Guggenheim Defined Portfolios, Series 1573, Guggenheim Defined Portfolios, Series 1569, Guggenheim Defined Portfolios, Series 1562, Guggenheim Defined Portfolios, Series 1557, Guggenheim Defined Portfolios, Series 1555, Guggenheim Defined Portfolios, Series 1550, Guggenheim Defined Portfolios, Series 1548, Guggenheim Defined Portfolios, Series 1541, Guggenheim Defined Portfolios, Series 1540, Guggenheim Defined Portfolios, Series 1529, Guggenheim Defined Portfolios, Series 1524, Guggenheim Defined Portfolios, Series 1519, Guggenheim Defined Portfolios, Series 1510, Guggenheim Defined Portfolios, Series 1509, Guggenheim Defined Portfolios, Series 1506, Guggenheim Defined Portfolios, Series 1502, Guggenheim Defined Portfolios, Series 1500, Guggenheim Defined Portfolios, Series 1499, Guggenheim Defined Portfolios, Series 1496, Guggenheim Defined Portfolios, Series 1490, Guggenheim Defined Portfolios, Series 1488, Guggenheim Defined Portfolios, Series 1486, Guggenheim Defined Portfolios, Series 1479, Guggenheim Defined Portfolios, Series 1476, Guggenheim Defined Portfolios, Series 1475, Guggenheim Defined Portfolios, Series 1468, Guggenheim Defined Portfolios, Series 1461, Guggenheim Defined Portfolios, Series 1450, Guggenheim Defined Portfolios, Series 1447, Guggenheim Defined Portfolios, Series 1444, Guggenheim Defined Portfolios, Series 1440, Guggenheim Defined Portfolios, Series 1435, Guggenheim Defined Portfolios, Series 1428, Guggenheim Defined Portfolios, Series 1424, Guggenheim Defined Portfolios, Series 1422, Guggenheim Defined Portfolios, Series 1419, Guggenheim Defined Portfolios, Series 1418, Guggenheim Defined Portfolios, Series 1413, Guggenheim Defined Portfolios, Series 1408, Guggenheim Defined Portfolios, Series 1394, Guggenheim Defined Portfolios, Series 1390, Guggenheim Defined Portfolios, Series 1388, Guggenheim Defined Portfolios, Series 1387, Guggenheim Defined Portfolios, Series 1385, Guggenheim Defined Portfolios, Series 1377, Guggenheim Defined Portfolios, Series 1376, Guggenheim Defined Portfolios, Series 1372, Guggenheim Defined Portfolios, Series 1370, Guggenheim Defined Portfolios, Series 1367, Guggenheim Defined Portfolios, Series 1364, Guggenheim Defined Portfolios, Series 1362, Guggenheim Defined Portfolios, Series 1357, Guggenheim Defined Portfolios, Series 1355, Guggenheim Defined Portfolios, Series 1353, Guggenheim Defined Portfolios, Series 1351, Guggenheim Defined Portfolios, Series 1349, Guggenheim Defined Portfolios, Series 1346, Guggenheim Defined Portfolios, Series 1344, Guggenheim Defined Portfolios, Series 1335, Guggenheim Defined Portfolios, Series 1334, Guggenheim Defined Portfolios, Series 1331, Guggenheim Defined Portfolios, Series 1328, Guggenheim Defined Portfolios, Series 1325, Guggenheim Defined Portfolios, Series 1321, Guggenheim Defined Portfolios, Series 1319, Guggenheim Defined Portfolios, Series 1317, Guggenheim Defined Portfolios, Series 1314, Guggenheim Defined Portfolios, Series 1309, Guggenheim Defined Portfolios, Series 1308, Guggenheim Defined Portfolios, Series 1302, Guggenheim Defined Portfolios, Series 1300, Guggenheim Defined Portfolios, Series 1297, Guggenheim Defined Portfolios, Series 1294, Guggenheim Defined Portfolios, Series 1287, Guggenheim Defined Portfolios, Series 1285, Guggenheim Defined Portfolios, Series 1284, Guggenheim Defined Portfolios, Series 1274, Guggenheim Defined Portfolios, Series 1273, Guggenheim Defined Portfolios, Series 1272, Guggenheim Defined Portfolios, Series 1269, Guggenheim Defined Portfolios, Series 1263, Guggenheim Defined Portfolios, Series 1262, Guggenheim Defined Portfolios, Series 1259, Guggenheim Defined Portfolios, Series 1257, Guggenheim Defined Portfolios, Series 1253, Guggenheim Defined Portfolios, Series 1251, Guggenheim Defined Portfolios, Series 1250, Guggenheim Defined Portfolios, Series 1246, Guggenheim Defined Portfolios, Series 1237, Guggenheim Defined Portfolios, Series 1235, Guggenheim Defined Portfolios, Series 1234, Guggenheim Defined Portfolios, Series 1232, Guggenheim Defined Portfolios, Series 1231, Guggenheim Defined Portfolios, Series 1226, Guggenheim Defined Portfolios, Series 1218, Guggenheim Defined Portfolios, Series 1214, Guggenheim Defined Portfolios, Series 1211, Guggenheim Defined Portfolios, Series 1209, Guggenheim Defined Portfolios, Series 1207, Guggenheim Defined Portfolios, Series 1204, Guggenheim Defined Portfolios, Series 1199, Guggenheim Defined Portfolios, Series 1198, Guggenheim Defined Portfolios, Series 1197, Guggenheim Defined Portfolios, Series 1192, Guggenheim Defined Portfolios, Series 1191, Guggenheim Defined Portfolios, Series 1188, Guggenheim Defined Portfolios, Series 1186, Guggenheim Defined Portfolios, Series 1184, Guggenheim Defined Portfolios, Series 1181, Guggenheim Defined Portfolios, Series 1174, Guggenheim Defined Portfolios, Series 1173, Guggenheim Defined Portfolios, Series 1172, Guggenheim Defined Portfolios, Series 1170, Guggenheim Defined Portfolios, Series 1168, Guggenheim Defined Portfolios, Series 1164, Guggenheim Defined Portfolios, Series 1159, Guggenheim Defined Portfolios, Series 1156, Guggenheim Defined Portfolios, Series 1155, Guggenheim Defined Portfolios, Series 1153, Guggenheim Defined Portfolios, Series 1147, Guggenheim Defined Portfolios, Series 1145, Guggenheim Defined Portfolios, Series 1140, Guggenheim Defined Portfolios, Series 1138, Guggenheim Defined Portfolios, Series 1137, Guggenheim Defined Portfolios, Series 1126, Guggenheim Defined Portfolios, Series 1123, Guggenheim Defined Portfolios, Series 1120, Guggenheim Defined Portfolios, Series 1119, Guggenheim Defined Portfolios, Series 1117, Guggenheim Defined Portfolios, Series 1114, Guggenheim Defined Portfolios, Series 1112, Guggenheim Defined Portfolios, Series 1110, Guggenheim Defined Portfolios, Series 1108, Guggenheim Defined Portfolios, Series 1106, Guggenheim Defined Portfolios, Series 1099, Guggenheim Defined Portfolios, Series 1098, Guggenheim Defined Portfolios, Series 1093, Guggenheim Defined Portfolios, Series 1086, Guggenheim Defined Portfolios, Series 1085, Guggenheim Defined Portfolios, Series 1083, Guggenheim Defined Portfolios, Series 1079, Guggenheim Defined Portfolios, Series 1077, Guggenheim Defined Portfolios, Series 1075, Guggenheim Defined Portfolios, Series 1073, Guggenheim Defined Portfolios, Series 1069, Guggenheim Defined Portfolios, Series 1063, Guggenheim Defined Portfolios, Series 1061, Guggenheim Defined Portfolios, Series 1060, Guggenheim Defined Portfolios, Series 1051, Guggenheim Defined Portfolios, Series 1050, Guggenheim Defined Portfolios, Series 1049, Guggenheim Defined Portfolios, Series 1047, Guggenheim Defined Portfolios, Series 1046, Guggenheim Defined Portfolios, Series 1044, Guggenheim Defined Portfolios, Series 1042, Guggenheim Defined Portfolios, Series 1040, Guggenheim Defined Portfolios, Series 1039, Guggenheim Defined Portfolios, Series 1033, Guggenheim Defined Portfolios, Series 1020, Guggenheim Defined Portfolios, Series 1016, Guggenheim Defined Portfolios, Series 1015, Guggenheim Defined Portfolios, Series 1011, Guggenheim Defined Portfolios, Series 1010, Guggenheim Defined Portfolios, Series 1008, Guggenheim Defined Portfolios, Series 1005, Guggenheim Defined Portfolios, Series 1004, Guggenheim Defined Portfolios, Series 1000, Guggenheim Defined Portfolios, Series 999, Guggenheim Defined Portfolios, Series 996, Guggenheim Defined Portfolios, Series 994, Guggenheim Defined Portfolios, Series 991, Guggenheim Defined Portfolios, Series 990, Guggenheim Defined Portfolios, Series 987, Guggenheim Defined Portfolios, Series 983, Guggenheim Defined Portfolios, Series 982, Guggenheim Defined Portfolios, Series 979, Guggenheim Defined Portfolios, Series 971, Guggenheim Defined Portfolios, Series 968, Guggenheim Defined Portfolios, Series 967, Guggenheim Defined Portfolios, Series 963, Guggenheim Defined Portfolios, Series 962, Guggenheim Defined Portfolios, Series 961, Guggenheim Defined Portfolios, Series 959, Guggenheim Defined Portfolios, Series 955, Guggenheim Defined Portfolios, Series 954, Guggenheim Defined Portfolios, Series 951, Guggenheim Defined Portfolios, Series 948, Guggenheim Defined Portfolios, Series 947, Guggenheim Defined Portfolios, Series 945, Guggenheim Defined Portfolios, Series 944, Guggenheim Defined Portfolios, Series 942, Guggenheim Defined Portfolios, Series 940, Guggenheim Defined Portfolios, Series 938, Guggenheim Defined Portfolios, Series 937, Guggenheim Defined Portfolios, Series 936, Guggenheim Defined Portfolios, Series 935, Guggenheim Defined Portfolios, Series 932, Guggenheim Defined Portfolios, Series 930, Guggenheim Defined Portfolios, Series 925, Guggenheim Defined Portfolios, Series 922, Guggenheim Defined Portfolios, Series 919, Guggenheim Defined Portfolios, Series 916, Guggenheim Defined Portfolios, Series 915, Guggenheim Defined Portfolios, Series 913, Guggenheim Defined Portfolios, Series 912, Guggenheim Defined Portfolios, Series 910, Guggenheim Defined Portfolios, Series 908, Guggenheim Defined Portfolios, Series 901, Guggenheim Defined Portfolios, Series 900, Guggenheim Defined Portfolios, Series 897, Guggenheim Defined Portfolios, Series 889, Guggenheim Defined Portfolios, Series 888, Guggenheim Defined Portfolios, Series 880, Guggenheim Defined Portfolios, Series 879, Guggenheim Defined Portfolios, Series 877, Guggenheim Defined Portfolios, Series 876, Guggenheim Defined Portfolios, Series 874, Guggenheim Defined Portfolios, Series 863, Guggenheim Defined Portfolios, Series 847, Guggenheim Defined Portfolios, Series 846, Guggenheim Defined Portfolios, Series 842, Guggenheim Defined Portfolios, Series 840, Guggenheim Defined Portfolios, Series 832, Guggenheim Defined Portfolios, Series 817, Guggenheim Defined Portfolios, Series 814, Guggenheim Defined Portfolios, Series 813, Guggenheim Defined Portfolios, Series 811, Guggenheim Defined Portfolios, Series 805, Guggenheim Defined Portfolios, Series 792, Guggenheim Defined Portfolios, Series 791, Guggenheim Defined Portfolios, Series 788, Guggenheim Defined Portfolios, Series 779, Guggenheim Defined Portfolios, Series 767, Guggenheim Defined Portfolios, Series 766, Guggenheim Defined Portfolios, Series 751, Guggenheim Defined Portfolios, Series 750, Guggenheim Defined Portfolios, Series 747, Guggenheim Defined Portfolios, Series 746, Guggenheim Defined Portfolios, Series 287, Claymore Securities Defined Portfolios, Series 714, Claymore Securities Defined Portfolios, Series 712, Claymore Securities Defined Portfolios, Series 688, Claymore Securities Defined Portfolios, Series 687, Claymore Securities Defined Portfolios, Series 680, Claymore Securities Defined Portfolios, Series 648, Claymore Securities Defined Portfolios, Series 645, Claymore Securities Defined Portfolios, Series 617, Claymore Securities Defined Portfolios, Series 610, Claymore Securities Defined Portfolios, Series 609, Claymore Securities Defined Portfolios, Series 567, Claymore Securities Defined Portfolios, Series 526, Claymore Securities Defined Portfolios, Series 314, Claymore Securities Defined Portfolios, Series 295, Claymore Securities Defined Portfolios, Series 154, Claymore Securities Defined Portfolios, Series 153, Claymore Securities Defined Portfolios, Series 136, Claymore Securities Defined Portfolios, Series 129, Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 118, Claymore Securities Defined Portfolios, Series 117, Claymore Securities Defined Portfolios, Series 116, Ranson Unit Investment Trusts, Series 53 and Series 90, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following:

(1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) that it has complied with Rule 460 under the Securities Act of 1933.

[The Remainder of this Page was Intentionally Left Blank]

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 2592 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 20th day of May, 2026.

GUGGENHEIM DEFINED PORTFOLIOS, SERIES 2592

(Registrant)

By GUGGENHEIM FUNDS DISTRIBUTORS, LLC

(Depositor)

By /s/ Amy Lee

Amy Lee,
Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature*	Title		Date
		) ) ) )	By:	/s/ Amy Lee Amy Lee Attorney-in-Fact*
Dina DiLorenzo*	President of Guggenheim Funds Distributors, LLC	) )		May 20, 2026
Dominick Cogliandro*	Chief Operating Officer of Guggenheim Funds Distributors, LLC	) ) )		May 20, 2026
Rebecca Chan*	Treasurer of Guggenheim Funds Distributors, LLC	) ) )		May 20, 2026
Rebecca Chan*	Principal Financial Officer of Guggenheim Funds Distributors, LLC (fulfills the role of principal accounting officer)	) ) ) ) ) )		May 20, 2026
/s/ Amy Lee Amy lee	Vice President and Secretary of Guggenheim Funds Distributors, LLC			May 20, 2026

*	Executed copies of the related powers of attorney were filed as Exhibit 6.0 to the Registration Statement of Guggenheim Defined Portfolios, Series 2546 on September 29, 2025.

Consent of Independent Registered Public Accounting Firm

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

Consent of Dorsey & Whitney LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.3 to the Registration Statement.

List of Exhibits

1.1	Reference Trust Agreement.
1.1.1	Standard Terms and Conditions of Trust (Reference is made to Exhibit 1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).
2.1	Code of Ethics (Reference is made to Exhibit 2.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).
3.1	Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.
3.2	Opinion of counsel as to New York and Federal income tax status of securities being registered including a consent to the use of its name in the Registration Statement.
3.3	Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.
4.1	Consent of Independent Registered Public Accounting Firm.
6.0	Powers of Attorney authorizing Amy Lee to execute the Registration Statement. (Reference is made to Exhibit 6.0 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 2546 (File No. 333-290575) filed on September 29, 2025.
9.1	Portfolio Support and License Agreement
9.2	Portfolio Support and License Agreement